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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

                             ---------------------

              Delaware                                 77-0537234
   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                Identification Number)

           915 Disc Drive
      Scotts Valley, California                           95066
   (Address of principal executive                     (Zip Code)
              offices)

       Registrant's telephone number, including area code: (831) 438-6550

                             ---------------------

    Securities to be registered pursuant to Section 12(b) of the Act: None

    Securities to be registered pursuant to Section 12(g) of the Act:

                        150,000,000 Common Stock, $.001 par value per share

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Certain Forward-Looking Information

    The information contained in this Registration Statement includes forward-looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements. Various important factors known to Seagate Software Information Management Group Holdings, Inc., a Delaware corporation, that could cause such material differences are identified in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Future Operating Results" contained in Item 2 of this Registration Statement. Certain sections of this Registration Statement have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

ITEM 1. BUSINESS

The Company

    We develop, market and support an integrated product line of enterprise reporting software and services that enable organizations to gain easy access to information to improve business productivity. Our products help organizations derive higher business value from their electronic data sources and their enterprise information sources (including, but not limited to, enterprise resource planning, customer relationship management, eCommerce and business intelligence systems as well as data marts and data warehouses). Our products empower individual users with the ability to access, analyze, report and share information to make better informed business decisions.

    While our primary market is North America, we have over 30 offices and operations in 14 countries worldwide, through which we market and distribute our products. To facilitate international use, we have translated many of our products into French, German, Japanese, Portuguese, Italian and Spanish. In North America, we sell our products through our direct sales force and certain indirect sales channels, such as distributor and original equipment manufacturer ("OEM") relationships. Outside North America, we sell our products through our direct sales force, distributors and OEMs.

    We were incorporated in Delaware in August 1999. We are a majority-owned subsidiary of Seagate Software Holdings, Inc. ("Seagate Software Holdings" and formerly known as Seagate Software, Inc.), a Delaware corporation and wholly owned subsidiary of Seagate Technology, Inc. ("Seagate Technology"). Seagate Technology is a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of June 30, 2000, Seagate Technology, through Seagate Software Holdings, held substantially all of our outstanding capital stock. The outstanding minority interests in our capital stock amounted to approximately 10.5% on a fully diluted basis as of June 30, 2000. The minority interests consisted of our common stock and options to purchase our common stock issued pursuant to our 1999 and 2000 Stock Option Plans. The options to purchase our common stock are held by certain employees, directors and consultants of our company, our parent companies and our subsidiaries.

    Seagate Software Holdings commenced operations in May 1994 in connection with Seagate Technology's acquisition of Crystal Computer Services, Inc., a company engaged in developing and marketing report writing software. This acquisition was accounted for as a pooling of interests.

    Prior to May 28, 1999, Seagate Software Holdings operated two distinct business units, the Information Management Group ("IMG") business and the Network & Storage Management Group ("NSMG") business. The NSMG business developed and marketed software products and provided related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise data. On May 28, 1999, Seagate Software Holdings contributed its NSMG business to VERITAS Software Corporation ("VERITAS") in exchange for shares of VERITAS common stock.

    In August 1999, our company was formed specifically to acquire the operating assets and assume the liabilities of the IMG business. In connection with our incorporation, we issued 1,000 shares of our common stock to Seagate Software Holdings for aggregate consideration of $1,000.

    On October 20, 1999, Seagate Technology acquired all outstanding shares and options of Seagate Software Holdings. The acquisition was completed through the merger of Seagate Daylight Merger Corp., a wholly owned subsidiary of Seagate Technology, with and into Seagate Software Holdings. As a result of the merger, Seagate Software Holdings became a wholly owned subsidiary of Seagate Technology. The purpose of the transaction was to capitalize the IMG business.

    On November 16, 1999, Seagate Software Holdings contributed the IMG business to us, including the operating assets, liabilities and interests in subsidiaries, as a contribution of capital. As consideration for the IMG business, we issued 75,000,000 shares of our common stock to Seagate Software Holdings. Seagate Software Holdings retained the shares of VERITAS common stock and other non-operating assets.

Seagate Technology Pending "Going Private" Transaction and Merger

    On March 29, 2000, Seagate Technology, Seagate Software Holdings and Suez Acquisition Company (Cayman) Limited ("SAC"), an entity affiliated with, among others, Silver Lake Partners and Texas Pacific Group, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), and Seagate Technology, VERITAS and a wholly owned subsidiary of VERITAS entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement").

    Under the Stock Purchase Agreement, SAC has agreed to purchase for cash all of the operating assets of Seagate Technology and its consolidated subsidiaries, including Seagate Technology's disc drive, tape drive and software businesses and operations, including us, and certain cash reserves, but excluding the approximately 128 million shares of VERITAS common stock currently held by Seagate Software Holdings and Seagate Technology's equity investments in Gadzoox Networks, Inc. and Lernout & Hauspie Speech Products N.V., to the extent held at the closing.

    In addition, under the Stock Purchase Agreement, SAC has agreed to assume substantially all of the operating liabilities of Seagate Technology and its consolidated subsidiaries. We refer to this transaction as the SAC Transaction. Under the Merger Agreement, immediately following and contingent upon the consummation of the SAC Transaction, a wholly owned subsidiary of VERITAS will merge with and into Seagate Technology, with Seagate Technology to survive the merger and to become a wholly owned subsidiary of VERITAS. We refer to this transaction as the Merger. VERITAS is not acquiring Seagate Technology's disc drive business or any other Seagate Technology operating business, including our company. In the Merger, the Seagate Technology stockholders will receive consideration consisting of VERITAS common stock and cash. The Merger is intended to qualify as a tax-free reorganization.

    As part of the SAC Transaction, Seagate Technology will sell all of its operating assets (including our company) to SAC, and we and SAC have agreed to assume and indemnify VERITAS for substantially all liabilities arising in connection with our operating assets. On March 29, 2000, Seagate Technology, VERITAS and SAC entered into an Indemnification Agreement, pursuant to which these entities and certain other subsidiaries of Seagate Technology, including our company, have agreed to certain indemnification provisions regarding tax and other matters that may arise in connection with the SAC Transaction and the Merger. Also on March 29, 2000, VERITAS and SAC entered into a letter agreement, pursuant to which VERITAS agreed to a no-shop provision and an alternative termination fee provision. The SAC Transaction is expected to close in the second quarter of fiscal 2001, subject to the approval of the VERITAS stockholders and Seagate Technology stockholders, funding of certain debt commitments to finance the SAC Transaction and clearance by the United States Securities and Exchange Commission, as well as other customary closing conditions.


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    Upon completion of the transaction, the 75,001,000 shares of our common stock currently held by Seagate Software Holdings, will be held directly by SAC. Our minority stockholders will continue to hold their interests in our common stock. However, the Merger and the SAC Transaction will result in a change of control of our company, which may require pushdown accounting, such that we may be required to reflect the fair value of our tangible and intangible assets and liabilities as at the date of the transaction. In addition, a majority of our assets, along with certain other assets of Seagate Technology, will be pledged as a guarantee for debt issued to finance the SAC Transaction. Further, the tax allocation agreement we have with Seagate Technology will be terminated at the date of the transaction, and Seagate Technology and Seagate Software IMG will no longer file federal income tax returns on a consolidated basis.

Industry Background--Enterprise Business Intelligence

    Most large businesses around the world continue to strive to more effectively use the information and data that they have gathered. By maximizing their return on the significant investments they have made to obtain and organize information, companies become more effective and ultimately more profitable. Over the past decade, organizations began investing in software and technologies to tackle the information challenge--these tools currently take many forms and are generally grouped into a market termed "enterprise business intelligence". Although broadly defined, the most common requirement of enterprise business intelligence projects and challenges is a need to access and present relevant data in a meaningful way to users, known as "reporting". We believe that accelerated demand for enterprise business intelligence software is driven by the changes brought about by the world wide web and the advent of eBusiness, including new technical requirements, the need for scalability and changing business problems. In addition, many organizations have invested in many incompatible and costly first generation enterprise business intelligence tools. We believe these factors are leading to a demand for enterprise-wide standard reporting and enterprise business intelligence tools that are built for the world wide web.

    We believe that our products address many of the needs of the enterprise business intelligence environment and the growing need for powerful, standards based reporting.

Products

    Our products are designed as an integrated, web-enabled platform to provide access, analysis, interpretation and distribution of data in order to make effective business decisions. Customers use our products to create, implement and deploy enterprise information solutions in an application, on a desktop, across an organization or between organizations. Our products are designed to extend eBusiness technology architectures and for flexible deployment using the world wide web. Our products support a variety of data sources, including operational or legacy data stores, data marts, data warehouses, eCommerce systems, enterprise resource planning, customer relationship management and business intelligence systems and other data-centric computer software applications.

    Our products include:

 Enterprise Products

    --Seagate Info(TM)--Seagate Info is delivered as a complete suite of software reporting and analysis tools built upon a scalable infrastructure that allows internet, intranet, extranet and traditional client-server deployment. Seagate Info integrates all of our products and delivers the appropriate information across the enterprise. Seagate Info provides decision-makers with shared access, on demand, ad hoc or managed reporting and analysis capabilities. As a result users have fast and easy access to information.

    --Partner Solution Kits--A series of software toolkits and packages that enable closer integration with our partners' products. Most kits include data access drivers, sample reports and data structures and may include special documentation, support and services. We currently offer packages for Microsoft BackOffice, SAP R/3 and Baan ERP.

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 Desktop Products

    --Crystal Reports(R)--Crystal Reports provides software for query, report design, application development and web report publishing functions. Provided in a range of versions for both developers and end-users, Crystal Reports allows users to access most types of structured data, format, design and process a variety of reports, integrate these reports into web, windows and enterprise applications and distribute reports to end users.

    --Crystal Analysis(TM)--Based on our Crystal Reports software, Crystal Analysis combines end user ad hoc query, analytic reporting and online analytical processing ("OLAP"), as well as Microsoft Excel(R) integration, all in one simple end user focused interface. Crystal Analysis is a client tool that can be used as an extension to any of our other products.

 Analytic Applications Products

    --Seagate Holos(R)--Seagate Holos, an advanced analytic application development and deployment environment, is software designed to handle very large amounts of relational and multi-dimensional data. Seagate Holos enables the modeling of large amounts of data with complex business logic and then provides multiple views of the data to enable analysis, expose trends and accelerate decision-making. Seagate Holos integrates with and extends our enterprise products.

    --Analytic Application Templates--A collection of software templates built for our enterprise products that accelerate customer adoption and success of our products. Designed to address common enterprise needs and current market demand, the current templates include applications for customer profiling, balanced scorecard, budgeting and telecommunications billing analysis. These packages include reports, OLAP data structures and a framework of business logic to begin a successful implementation.

Sales and Marketing

    Our sales and marketing programs are organized into geographical regions to increase their effectiveness in each region. We adapt certain products for foreign markets, including translation of documentation and local language versions and localize our marketing and sales support programs accordingly.

    We utilize a direct sales force and indirect sales channels, such as OEM relationships and a network of resellers and distributors, to reach our customers. These distributors and OEMs may also sell other products that are complementary to or compete with ours. We provide sales and marketing programs to encourage the sale of our products, but there can be no assurance that distributors and OEMs will not place a higher priority on competing products. Our agreements with distributors are generally non-exclusive and may be terminated by either party without cause. All of our sales channels are fully supported with an extensive organization of pre-sales and technical specialists. Customers can also purchase some of our products by downloading them over the internet.

    Our marketing efforts are designed to increase brand awareness and acceptance of our products. We have an international marketing strategy that consists of several key components: targeted print advertising in trade and technical publications; on-line advertising on our website; cooperative marketing programs with distributors and resellers; participation in seminars and tradeshows; direct mailings to both prospective and existing customers; as well as extensive public relations activities and programs to build relationships with key analysts and influential third parties. Our international marketing groups produce or oversee the production of substantially all of the on-line and print product literature, brochures, advertising and similar marketing and promotional material.

    We derived a substantial portion of our revenue from one customer, Ingram Micro, Inc. ("Ingram") during the last three fiscal years. Ingram accounted for 20%, 13% and 14% of our total revenues in the fiscal years ended June 30, 2000 ("fiscal 2000"), July 2, 1999 ("fiscal 1999") and July 3, 1998 ("fiscal 1998"), respectively. No other customer accounted for more than 10% of our total revenues in fiscal 2000, fiscal 1999 or fiscal 1998. Our indirect revenues include sales to distributors and OEMs and were 41%, 39% and 40% of

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total revenues during fiscal 2000, fiscal 1999 and fiscal 1998, respectively.
Our revenues from sales outside of the United States were 34%, 39% and 32% of total revenues during fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

Professional Services, Technical Support and Maintenance

    We believe that high quality, real-time customer support is important to the successful marketing and sale of our products. We are committed to providing a broad range of support services in an effort to ensure ongoing customer satisfaction and influence customers' future purchasing decisions. These services include professional services, technical support and maintenance.

    Our professional services organization provides consulting and training to our customers worldwide. We also organize and certify a network of partner organizations to provide extensions to our service offerings in an effort to ensure customers fully understand the value of our whole product offering and have a positive experience with our products.

    We believe effective technical support during product evaluation substantially contributes to the maximum benefit derived from our customers and that post-sale support has been and will continue to be a substantial factor in maintaining customer satisfaction. We operate technical support groups that are located at various sites around the world, including North America and Europe. Certain technical support groups also offer seven-day, 24-hour toll-free telephone services. We provide pre-sale services and post-sale support to current users and potential customers evaluating our products.

    We also offer maintenance programs for certain of our products, which generally consist of unspecified product enhancements and upgrades. We generally sell maintenance and technical support services in 12-month periods.

Strategic Relationships

    We have developed OEM and other strategic relationships with over 150 application software developers, application service providers and computer hardware manufacturers. These strategic partners sell and support our products, as well as integrate our products into their products. Some of our strategic partners include PeopleSoft, SAP, Baan, IBM, Informix, Netscape, Oracle and Computer Associates.

    We also have a strategic relationship with Microsoft, which bundles our range of access and analysis products with selected Microsoft products. For example, Crystal Reports is bundled with several Microsoft BackOffice products and with developer tools, such as Microsoft Visual Basic and Seagate Info is bundled in Microsoft's BackOffice Server suite.

Research and Development

    We incurred research and development expenses of $24.9 million, $21.2 million and $16.2 million in fiscal 2000, fiscal 1999 and fiscal 1998, respectively. Our customers have not funded our research and development expenses in fiscal 2000, fiscal 1999 or fiscal 1998, respectively. We are pursuing our product development objectives by developing new software products and product enhancements internally, acquiring products, technologies and businesses complementary to our existing products and forming alliances with other technology companies.

Patents and Intellectual Property Rights

    Due to the rapidly changing nature of applicable technologies, we believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and development of new products are generally more important than patent protection. We have no United States, foreign issued or

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allowed patents. We have one patent application pending in the United States and no foreign patent applications pending.

    Our license agreements include restrictions intended to protect and defend our intellectual property. We realize that, although we have incorporated these restrictions, there is a possibility for unauthorized use of our software. In addition to relying on these contractual rights, we have an ongoing trademark registration program pursuant to which we register certain of our product names, slogans and logos in the United States and in some foreign countries.

Competition

    The segment of the software market in which we compete, is comprised of numerous competitors and we expect competition to increase. We have recently experienced increased competition from additional entrants into our market including companies that specialize in the development, marketing and support of software products that assist users to access, analyze and interpret data to make business decisions. Many of our current and prospective competitors may have significantly greater financial, technical and marketing resources than we do. In addition, many of our prospective customers may have the internal capability to implement software solutions that assist users to analyze and interpret data to make business decisions.

    The competitive factors affecting the market for our products include the following:

  .  product functionality;

  .  performance and reliability;

  .  demonstrable cost effective benefits for users;

  .  price;

  .  quality of customer support and user documentation;

  .  ease of use and installation;

  .  vendor reputation;

  .  experience; and

  .  financial stability.

    We believe that we currently compete effectively with respect to these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technological change and our competitors' innovations by continually enhancing our product offerings. Performance in these areas will in turn depend upon our ability to attract and retain highly qualified technical personnel in a competitive market for experienced and talented software developers.

Government Regulation

    Our success depends on the increasing use of the internet for eCommerce and other commercial and personal activities. Laws and regulations have been proposed in the United States and Europe to address privacy and security concerns related to the collection and transmission of information over the internet. In the United States, the Federal Trade Commission (the "FTC"), is considering regulations that may require companies to:

  . give adequate notice to consumers regarding information collection and disclosure practices;

  . provide consumers with the ability to have personal, identifying information deleted from a company's database;


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  .  clearly identify affiliations or a lack thereof with third parties which may collect information or sponsor activities on a company's website; and

  . obtain express parental consent prior to collecting and using personal, identifying information obtained from children under 13 years of age.

    Under the proposed FTC regulations, businesses that violate the regulations could face monetary fines. At the international level, the European Union (the "EU"), has adopted a directive that imposes restrictions on the collection and use of personal data from individuals in EU member countries. This EU directive could affect internet businesses elsewhere that have users in one or more EU member countries. The proposed FTC regulations, if adopted, or the EU directive, as adopted, could adversely affect the ability of internet businesses to collect demographic and personal information from users, which could have an adverse effect on the ability of internet businesses to target product offering and attract advertisers. Any of these developments could harm the results of operation and financial condition of internet businesses and impair the growth of the internet. In addition to government regulations related to internet privacy concerns, it is possible that any number of additional laws and regulations may be adopted with respect to the internet covering issues such as obscenity, freedom of expression, pricing, content and quality of products and services, copyright and other intellectual property issues and taxation. As an example, a number of proposals have been made at the federal and local level and by various foreign governments to impose taxes on the sale of goods and services and other internet activities.

    Recently, the U.S. Internet Tax Information Act was enacted, which places a three-year moratorium on new state and local taxes on internet commerce. However, the moratorium does not prevent the U.S. federal government or foreign governments from adopting laws that impose taxes on internet commerce. The passage of new laws or changes to existing laws intended to address use of the internet could create uncertainty in the marketplace, increase the cost of doing business on the internet, increase legal liabilities from doing business on the internet or in some other manner have a negative impact on internet commerce and substantially impair its growth. If use of the internet decreases, our customers may purchase fewer licenses for our products, which would cause our license and maintenance revenue to fall.

Employees

    As of June 30, 2000, we had 1,167 employees, including 362 in sales and marketing, 335 in services and support, 328 in research and development and 142 in general and administrative functions. None of our employees are represented by a labor union or are the subject of a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are good.

    We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing and finance personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition. Competition for qualified employees is intense in the software industry.

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ITEM 2. FINANCIAL INFORMATION

    Seagate Software Holdings contributed its IMG business to us on November 16, 1999 in exchange for 75,000,000 shares of our common stock. The accompanying selected historical consolidated and combined financial data have been prepared using the historical basis of accounting and are presented as if we had existed as an entity separate from Seagate Software Holdings during the periods presented. The consolidated and combined financial statements include the historical assets, liabilities, revenues and expenses that are directly related to our operations. For all periods prior to November 16, 1999, the combined financial statements present the combined historical financial position, results of operations, equity and cash flows of the ongoing IMG business of Seagate Software Holdings that were contributed to us and are not necessarily indicative of what the financial position, results of operations, equity or cash flows would have been had we been an independent legal entity during the periods presented.

    You should read the following selected financial data in conjunction with our consolidated and combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Registration Statement. We have derived our selected statement of operations data for the fiscal years ended June 30, 2000, July 2, 1999 and July 3, 1998 and the selected balance sheet data as of June 30, 2000 and July 2, 1999 from the audited consolidated and combined financial statements included elsewhere in this Registration Statement. The selected consolidated financial data for the fiscal years ended June 27, 1997 and June 28, 1996 and the selected balance sheet data as of July 3, 1998, June 27, 1997 and June 28, 1996 were derived from our unaudited combined financial statements that are not included in this Registration Statement. We prepared the unaudited financial statements on substantially the same basis as the audited combined financial statements and, in our opinion, they include all adjustments, consisting principally of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the period. Historical results are not necessarily indicative of results of operations to be expected for future periods.

                                          For the years ended
                         ----------------------------------------------------------
                          June 30,    July 2,     July 3,     June 27,    June 28,
                          2000(1)     1999(2)       1998        1997        1996
                         ----------  ----------  ----------  ----------  ----------
                            (In thousands, except share and per share data)
Revenues................ $  126,518  $  141,757  $  115,952  $   74,534  $   23,843
Gross profit............ $   82,543  $   93,056  $   80,196  $   58,745  $   22,169
Loss from operations.... $ (276,237) $  (98,957) $   (4,993) $  (20,207) $  (36,152)
Net loss................ $ (221,162) $  (96,375) $  (13,259) $  (20,507) $  (35,681)
Pro forma net loss per
  share
Basic and diluted....... $    (2.95) $    (1.28) $    (0.18) $    (0.27) $    (0.48)
Total assets............ $   71,280  $   79,820  $   63,569  $   53,854  $   64,344
Stockholders' equity.... $   23,113  $    2,883  $   16,641  $   30,311  $   50,667
Pro forma number of
  shares used in net
  loss per share
Basic and diluted....... 75,001,391  75,001,000  75,001,000  75,001,000  75,001,000

--------
(1) The net loss for fiscal 2000 includes unusual items of $242,569 described in the October 1999 Seagate Technology Exchange of Shares.
(2) The net loss for fiscal 1999 includes unusual items of $86,714 described in the June 1999 Seagate Technology Exchange Offer.

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                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain Forward-Looking Information

    The following discussions should be read in conjunction with the audited consolidated and combined financial statements and notes thereto and the other information included elsewhere in this Registration Statement. Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations and contained elsewhere in this Registration Statement are forward-looking statements based on current expectations and entail various risks and uncertainties that could cause actual results to differ from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below in the sections captioned "-- Liquidity and Capital Resources" and "--Factors Affecting Future Operating Results". Certain sections in this Registration Statement have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

Overview

    We develop, market and support an integrated product line of end user enterprise software products, which enable business users, developers and information technology professionals to access, analyze, report on and distribute enterprise information. We believe our products meet an extensive range of data-centric business needs commonly described as enterprise reporting, enterprise business intelligence, enterprise portals, developer reporting tools, analytic application development and packaged analytic applications. We have over 30 offices and operations in 14 countries worldwide, including significant operations in Vancouver, Canada.

    We derive most of our revenues from the sale of licenses for our software products. We also generate revenues from services that support our products such as technical support, training, consulting and maintenance.

    We recognize revenues in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2" and by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions." These amendments deferred and then clarified, respectively, the specification of what was considered vendor specific objective evidence ("VSOE") of fair value for the various elements in a multiple element arrangement. We adopted the provisions of SOP 97-2 and SOP 98-4 as of the beginning of fiscal year 1999 and adopted SOP 98-9 as of the beginning of fiscal year 2000.

    SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on VSOE. Where such evidence of fair value for each element of the arrangement does not exist, we defer all revenue from the arrangement until such time that evidence of fair value does exist for the undelivered elements or until all elements of the arrangement are delivered, subject to certain exceptions set forth in SOP 97-2.

    We generally recognize licensing revenues, whether sold direct or through resellers, upon product delivery, provided persuasive evidence of an arrangement exists, fees are fixed or determinable and the resulting receivable is deemed collectible by management. In instances where payments are subject to extended payment terms, we defer revenues until the earlier of the date when payments become due or the payment is received. When an acceptance period is specified in an arrangement, we recognize revenues upon the earlier of customer acceptance or the expiration of the acceptance period.

    Our policy is to defer revenues on sales to distributors or resellers, if resale contingencies exist. Some of the factors that are considered to determine the existence of such contingencies include payment terms, collectability and history with the distributor or reseller. Product returns are reserved for in accordance with

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SFAS 48 and are estimated based on historical return rates. We consider other factors such as fixed or determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48.

    We recognize revenues from technical support and maintenance ratably over the term of the arrangement, generally one year. We recognize revenues from training and consulting as the services are performed.

    Where our software arrangements require us to provide consulting services for significant production, modification or customization of software, or where these services are essential to the functionality of the software, we recognize revenues in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". In these arrangements, we recognize both the licensing revenues and consulting services revenues on the percentage of completion method based on cost inputs.

    We operate on a fiscal year that comprises 52 or 53 weeks that ends on the Friday closest to June 30.

Development of Business

    In August 1999, we were formed to acquire Seagate Software Holdings' IMG business. On November 16, 1999, Seagate Software Holdings contributed the IMG business to us in exchange for 75,000,000 shares of common stock. Prior to November 16, 1999, Seagate Software Holdings entered into two separate share exchange transactions with Seagate Technology. The first, the "June 1999 Seagate Technology Exchange Offer", relates to an offer Seagate Technology made to the optionees and stockholders of Seagate Software Holdings to exchange shares of Seagate Software Holdings common stock for shares of Seagate Technology common stock. The June 1999 Seagate Technology Exchange Offer was made at the time of the contribution of the NSMG business to VERITAS. The second exchange transaction, the "October 1999 Seagate Technology Exchange of Shares" was the result of a reorganization of Seagate Software Holdings. This reorganization resulted in Seagate Software Holdings becoming a wholly owned subsidiary of Seagate Technology and the minority stockholders of Seagate Software Holdings received Seagate Technology common stock for their Seagate Software Holdings common stock and options. Each of the June and October exchanges resulted in Seagate Software Holdings recording compensation expense for stock options and shares held less than six months and purchase accounting where shares were held by minority shareholders longer than six months. A portion of the amount of excess purchase price and compensation expense was allocated to us, as explained below.

The June 1999 Seagate Technology Exchange Offer

    On May 28, 1999, Seagate Software Holdings contributed its NSMG business and related assets and liabilities to VERITAS in exchange for shares of VERITAS common stock. In a separate but related transaction on June 9, 1999, Seagate Technology exchanged 5,275,772 shares of Seagate Technology common stock for 3,267,155 shares of Seagate Software Holdings common stock owned by employees, directors and consultants of Seagate Software Holdings and its parent and subsidiaries. The exchange ratio was determined based on the estimated value of Seagate Software Holdings common stock divided by the fair market value of Seagate Technology common stock.

    Seagate Software Holdings recorded the acquisition of its common stock by Seagate Technology as a capital contribution from Seagate Technology. Seagate Software Holdings accounted for the exchange of shares of its common stock outstanding and vested more than six months as the purchase of a minority interest and, accordingly, the fair value of the shares exchanged of $51.8 million was allocated to all the identifiable tangible and intangible assets and liabilities of Seagate Software Holdings. For those shares outstanding and vested less than six months, the fair value of the shares purchased less the original purchase price paid by the employees was recorded as compensation expense. Compensation expense associated with the issuance of Seagate Technology shares amounted to approximately $102.5 million, plus $630,000 in payroll taxes.

    Related to the June 1999 Seagate Technology Exchange Offer, Seagate Software Holdings recorded additional compensation expense of $8.6 million for the purchase of unvested stock options held by certain continuing employees. This amount was not considered a capital contribution from Seagate Technology.

    Our consolidated and combined statement of operations for fiscal 1999 includes an allocation of compensation expense arising from the June 1999 Seagate Technology Exchange Offer attributable to us. Compensation expense was allocated to us on the basis of employees specifically identified with our business who participated in the exchange and for those employees of Seagate Software Holdings and Seagate Technology who performed services for us, on the basis of time estimates. Accordingly, we recorded $77.5 million of the $102.5 million of total compensation expense as a capital contribution from Seagate Technology. In addition, both the $630,000 relating to payroll taxes and the $8.6 million compensation expense for the purchase of unvested stock options relate to certain of our continuing employees and therefore both amounts were reflected as expenses for fiscal 1999.

    Our consolidated and combined financial statements for fiscal 1999 also include an allocation of $5.4 million of the $51.8 million purchase price allocation described above. The allocation to us was based on the fair value of our assets relative to Seagate Software Holdings. A number of factors were considered in determining our estimated fair value, including historical and projected revenues, earnings and cash flows, as well as other factors and consultations with financial advisors.

    The allocation of the purchase price to our intangible assets as of June 9, 1999 was as follows:

            Developed technologies............   $  686,000
            Trademark.........................      158,000
            Assembled workforce...............      207,000
            In-process research and
              development.....................      109,000
            Goodwill..........................    4,700,000
            Deferred tax liability............     (412,000)
                                                 ----------
              Total purchase price allocated..   $5,448,000
                                                 ==========

 Methodology

    The excess purchase price attributable to us was allocated to intangible and tangible assets based on their fair market values for our company on a stand-alone basis in accordance with the provisions of Accounting Principles Board ("APB") Opinions No. 16 and 17.

    Our tangible net assets principally include cash, intercompany loan receivable and payable, accounts receivable, other current assets and capital assets. Liabilities principally include accounts payable, accrued employee compensation and other accrued liabilities.

    To estimate the value of the developed technologies, we discounted the expected future cash flows attributable to all existing technology, taking into account risks related to the characteristics and applications of the technology, existing and future markets and assessments of the life cycle stage of the technology.

    We estimated the value of trademarks by considering, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

    We estimated the value of the assembled workforce as the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee.

    We charged the value allocated to projects identified as in-process technology for the minority interest acquired to expense. These write-offs were necessary because the acquired technologies had not reached technological feasibility at the date of purchase and had no future alternative uses. We expect that the acquired in-process research and development will be successfully developed, but there can be no assurance that commercial viability of these products will be achieved.

    The nature of the efforts required to develop the purchased in-process technology into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. We estimated the value of our purchased in-process technology as the projected net cash flows related to such products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products, excluding revenues attributable to future development efforts. We then discounted these cash flows back to their net present value. The projected net cash flows from such projects were based on our estimates of revenues and operating profits related to such projects.

    Goodwill is calculated as the residual difference between the estimated amount of excess purchase price allocated to us and the values assigned to identifiable tangible and intangible assets and liabilities.

 The October 1999 Seagate Technology Exchange of Shares

    On October 20, 1999, the minority stockholders of Seagate Software Holdings approved the merger of Seagate Daylight Merger Corp., a wholly owned subsidiary of Seagate Technology, with and into Seagate Software Holdings. The merger was effected on October 20, 1999. Upon the closing of the merger, Seagate Software Holdings became a wholly owned subsidiary of Seagate Technology. All outstanding options to purchase Seagate Software Holdings common stock were accelerated immediately prior to the merger. In connection with the merger, Seagate Software Holdings minority stockholders and optionees received the right to 3.24 shares of Seagate Technology's common stock per share of Seagate Software Holdings common stock, less any amounts due for the payment of the exercise price of unexercised options, if any. Seagate Technology issued 9,124,046 shares of its common stock in connection with the merger.

    Seagate Software Holdings accounted for the exchange of shares of its common stock with Seagate Technology as a capital contribution from Seagate Technology. Seagate Software Holdings accounted for the merger with respect to outstanding Seagate Software Holdings' common stock and options vested more than six months as the purchase of a minority interest and, accordingly, the fair value of the shares exchanged of $19.4 million was allocated to all the identifiable tangible and intangible assets and liabilities of Seagate Software Holdings. For those shares outstanding or options vested less than six months, Seagate Software Holdings recorded the fair value of the shares purchased less the original purchase price paid by the employees as compensation expense of $283.6 million, plus $2.1 million in payroll taxes.

    Our consolidated and combined statement of operations for fiscal 2000 includes an allocation of compensation expense arising from the October 1999 Seagate Technology exchange of shares attributable to us. Compensation expense was allocated to us on the basis of employees specifically identified with our business and for those employees that performed services for us, on the basis of time estimates. Accordingly, we recorded $239.6 million of the $283.6 million compensation expense related to the October 1999 Seagate Technology Exchange of Shares as a capital contribution from Seagate Technology. In addition, the $2.1 million of payroll taxes paid related to our employees and therefore the amount was recorded as an expense for fiscal 2000.

    In addition, transaction costs of $877,000 were allocated to us as the costs were incurred primarily in connection with our recapitalization and reorganization.

    Our consolidated and combined financial statements for fiscal 2000 also include an allocation of $1.2 million of the $19.4 million purchase price allocation described above. The allocation was based on the fair value of our assets relative to the fair value of Seagate Software Holdings. A number of factors were considered in determining our estimated fair value including historical and projected revenues, earnings and cash flows, as well as other factors and consultations with financial advisors.

    The allocation of the purchase price to our intangible assets as at October 20, 1999 was as follows:

       Developed technologies......................................  $  156,000
       Trademark...................................................      36,000
       Assembled workforce.........................................      47,000
       In-process research and development.........................      25,000
       Goodwill....................................................   1,071,000
       Deferred tax liability......................................     (94,000)
                                                                     ----------
         Total purchase price allocated............................  $1,241,000
                                                                     ==========

    The excess purchase price attributable to us was allocated to intangible and tangible assets based on their fair market values in the same manner described above for the June 1999 Seagate Technology Exchange Offer.

 Potential Sale of Seagate Technology

    On March 29, 2000, Seagate Technology, Seagate Software Holdings and SAC, an entity affiliated with, among others, Silver Lake Partners and Texas Pacific Group, entered into the Stock Purchase Agreement and Seagate Technology, VERITAS and a wholly owned subsidiary of VERITAS entered into the Merger Agreement.

    Under the Stock Purchase Agreement, SAC has agreed to purchase for cash, all of the operating assets of Seagate Technology and its consolidated subsidiaries, including Seagate Technology's disc drive, tape drive and software businesses and operations, including our Company and certain cash reserves.

    The Merger and Reorganization is expected to close in the second quarter of fiscal 2001, subject to shareholder approval, funding of certain debt commitments and clearance by the United States Securities and Exchange Commission, as well as other customary closing conditions. Upon completion of the transaction the 75,001,000 shares of our common stock currently held by Seagate Software Holdings will be held by SAC.

    If the transaction is consummated it will result in a change in control of our company, which may require pushdown accounting such that we may be required to reflect the fair value of our tangible and intangible assets and liabilities as at the date of the transaction. In addition, a majority of our assets, along with certain other assets of Seagate Technology, will be pledged as a guarantee for debt issued to finance the SAC Transaction. Further, the tax allocation agreement between Seagate Technology and us will be terminated at the date of the transaction.

Results of Operations for Fiscal Years Ended June 30, 2000, July 2, 1999 and July 3, 1998:

    The following table sets forth certain consolidated statement of operations data as a percent of total revenues for the period indicated:

                                                  For the years ended
                                        ---------------------------------------
                                        June 30, 2000 July 2, 1999 July 3, 1998
                                        ------------- ------------ ------------
Revenues:
  Licensing............................       59%          65%          70%
  Maintenance, support and services....       41%          35%          30%
                                             ---          ---          ---
     Total revenues....................      100%         100%         100%
                                             ===          ===          ===
Cost of revenues:
  Licensing............................        3%           3%           3%
  Maintenance, support and services....       31%          25%          23%
  Amortization of developed
    technologies.......................        0%           3%           5%
  Write-off of developed
    technologies.......................        0%           3%           0%
                                             ---          ---          ---
     Total cost of revenues............       34%          34%          31%
                                             ===          ===          ===
Gross profit margin....................       66%          66%          69%
                                             ===          ===          ===
Operating expenses:
  Sales and marketing..................       52%          46%          44%
  Research and development.............       20%          15%          14%
  General and administrative...........       17%          10%          13%
  Amortization of goodwill and other
    intangibles........................        2%           3%           3%
  Unusual items........................      192%          61%           0%
  Restructuring costs..................        1%           0%           0%
                                             ---          ---          ---
     Total operating expenses..........      284%         135%          74%
                                             ===          ===          ===

 Revenues

    Total revenues decreased 11% to $126.5 million in fiscal 2000 from $141.8 million in fiscal 1999 and increased 22% in fiscal 1999 from $116.0 million in fiscal 1998. In each year presented, a majority of our revenues were derived from license fees for our products. The decline in revenues in fiscal 2000 was because of a decline in licensing revenues. We also derive revenues from technical support, training activities, consulting services and maintenance related to the licensing of our products. The increase in revenues in fiscal 1999 as compared to fiscal 1998 was a result of increases in licensing revenue and maintenance, support and services revenues.

    In fiscal 2000, fiscal 1999 and fiscal 1998, revenues from a third-party customer, Ingram Micro, accounted for more than 10% of consolidated revenues for a total of $25.3 million, $18.3 million and $16.8 million, respectively.

    Licensing revenues. Licensing revenues consist of license fees for our products. Licensing revenues decreased 19% to $74.2 million in fiscal 2000 from $92.0 million in fiscal 1999 and increased 13% in fiscal 1999 from $81.2 million in fiscal 1998. The decline in fiscal 2000 was primarily attributable to significant turnover of our direct sales force in the first half of the year. The time to hire and train new sales personnel resulted in lower productivity of the sales force in fiscal 2000 than prior years. This resulted in a decline in license sales of our direct sales dependent products, such as Seagate Info and Seagate Holos. We have rebuilt our direct sales force throughout the year to near fiscal 1999 levels and intend to continue to invest in this area in fiscal 2001. The increase in fiscal 1999 license revenues was due primarily to increased sales of Crystal Reports and Seagate Info and an expansion of our direct and indirect sales channels. Our direct sales include corporate licensing and other direct sales to users while our indirect sales include distribution and OEM sales.

    Maintenance, support and services revenues. Our maintenance, support and services revenues were comprised of revenues from technical support, training activities, consulting services and maintenance related to licenses of our products. Maintenance, support and services revenues increased 5% to $52.3 million in fiscal 2000 from $49.7 million in fiscal 1999 and increased 43% in fiscal 1999 from $34.7 million in fiscal 1998. The year-over-year increases in maintenance, support and services revenues were attributable to the higher cumulative installed customer base, which resulted in increased sales of maintenance agreements and training and consulting services.

 Revenues by geographic location were as follows:

                                                   For the years ended
                                         ---------------------------------------
                                         June 30, 2000 July 2, 1999 July 3, 1998
                                         ------------- ------------ ------------
                                                     (In thousands)
Revenues by geography:
  United States........................    $ 83,080      $ 86,945     $ 78,932
  International........................      43,438        54,812       37,020
                                           --------      --------     --------
                                           $126,518      $141,757     $115,952
                                           ========      ========     ========

    Revenues from sales outside of the United States represented 34%, 39% and 32% of total revenues for the fiscal years ended 2000, 1999 and 1998, respectively. Revenues from sales outside of the United States declined in total by 21% to $43.4 million in fiscal 2000 from $54.8 million in fiscal 1999 because the turnover in our direct sales force was greater in our international locations than in the United States. Revenues from sales outside of the United States increased by 48% in fiscal 1999 from $37.0 million in fiscal 1998 because of the expansion of our direct and indirect sales channels in our international locations during fiscal 1999.

 Cost of Revenues

    Cost of revenues decreased 10% to $44.0 million in fiscal 2000 from $48.7 million in fiscal 1999. Cost of revenues increased 36% to $48.7 million in fiscal 1999 from $35.8 million in fiscal 1998. As a percent of total revenues, cost of revenues was 34% in fiscal 2000, 34% in fiscal 1999 and 31% in fiscal 1998. The absolute decrease in cost of revenues in fiscal 2000 was a result of a $9.0 million decline in amortization and write-off of developed technologies, offset by increased salaries and benefit expenses related to increased technical support and professional services personnel. The increase in cost of revenues in fiscal 1999 compared to fiscal 1998 was a result of increases in technical support and consulting personnel to support revenue growth, and an increase in amortization and write-off of developed technologies in fiscal 1999.

    Cost of licensing revenues. The cost of licensing revenues consists primarily of materials, packaging and distribution of the software, related fulfillment personnel and third party royalties. The cost of licensing revenues decreased 3% to $4.1 million in fiscal 2000 from $4.2 million in fiscal 1999, but increased 31% to $4.2 million in fiscal 1999 from $3.2 million in fiscal 1998. As a percent of licensing revenues, cost of licensing revenues increased to 6% in fiscal 2000 from 5% in fiscal 1999 and 4% in fiscal 1998. The increased cost of licensing revenues as a percent of licensing revenues in fiscal 2000 was due in part to a write-down of obsolete product materials. The increase in cost of licensing revenues in absolute dollars in fiscal 1999 as compared to fiscal 1998 was due primarily to the increased volume of shipments during the year.

    Cost of maintenance, support and services revenues. The cost of maintenance, support and services revenues consists of personnel and related overhead costs for technical support, training, consulting, maintenance services and the cost of materials delivered with enhancement releases. The cost of maintenance, support and services revenues increased 13% to $39.7 million in fiscal 2000 from $35.2 million in fiscal 1999 and increased 33% to $35.2 million in fiscal 1999 from $26.4 million in fiscal 1998. The increases in both periods were primarily due to expansion of our professional services workforce to support the growth in training and consulting revenues and an increased number of technical support representatives. As a percent of maintenance, support and services revenues, cost of maintenance, support and services revenues were 76% in fiscal 2000, 71% in fiscal 1999 and 76% in fiscal 1998. The percent increase in fiscal 2000 was because of increases in maintenance, support and services personnel and related salaries and benefits. The percent decrease in fiscal 1999 compared to fiscal 1998 was due to increased maintenance, support and services revenues in fiscal 1999.

    Amortization and write-off of developed technologies. Amortization and write-off of developed technologies decreased 98% to $198,000 in fiscal 2000 from $9.2 million in fiscal 1999, but amortization and write-off of developed technologies increased 51% to $9.2 million in fiscal 1999 from $6.1 million in fiscal 1998. As a percent of total revenues, amortization and write-off of developed technologies were zero in fiscal 2000, 6% in fiscal 1999 and 5% in fiscal 1998. The decrease in the amortization and write-off of developed technologies in fiscal 2000 was primarily attributable to intangible assets that were fully amortized during fiscal 1999 and a $4.7 million write-off of certain developed technologies that occurred during fiscal 1999. The increase in the amortization and write-off of developed technologies in fiscal 1999 compared to fiscal 1998 was primarily due to the $4.7 million write-off of certain developed technologies.

 Operating Expenses

    Sales and Marketing. Sales and marketing expenses include salaries, commissions and bonuses earned by sales and marketing personnel, advertising and product promotional activities and related facilities and other costs. Sales and marketing expenses increased 1% to $66.1 million in fiscal 2000 from $65.5 million in fiscal 1999 and 29% to $65.5 million in fiscal 1999 from $50.7 million in fiscal 1998. As a percent of total revenues, sales and marketing expenses increased to 52% in fiscal 2000 from 46% in fiscal 1999 and 44% in fiscal 1998. The increases in sales and marketing expenses were primarily due to the rebuilding and expansion of our sales force and increases in marketing and promotion, including the promotion of the "free offer" product campaign for Crystal Analysis and Seagate Info that was launched in late fiscal 1999 and continued throughout fiscal 2000. Additionally, in fiscal 1999 these expenses included allocations from Seagate Technology for the proportional cost of television and newspaper advertisements. The increase in sales and marketing expenses as a percent of revenue in fiscal 2000 was a result of the decline in productivity of the direct sales force due to the turnover of the direct sales force. We expect sales and marketing expenses to increase in fiscal 2001 as we continue to expand our sales force.

    Research and Development. Research and development expenses consist primarily of personnel and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased 17% to $24.9 million in fiscal 2000 from $21.2 million in fiscal 1999 and 31% to $21.2 million in fiscal 1999 from $16.2 million in fiscal 1998. As a percent of total revenues, research and development expenses increased to 20% in fiscal 2000 from 15% in fiscal 1999 and 14% in fiscal 1998. The increases in research and development expenses were primarily due to increases in personnel and related expenses and occupancy costs for fiscal 2000 and fiscal 1999, partially offset by reductions in localization and equipment expenses during fiscal 2000.

    General and Administrative. General and administrative expenses consist primarily of personnel costs for finance, legal, human resources, information systems and other overhead costs. General and administrative expenses increased 51% to $20.9 million in fiscal 2000 from $13.8 million in fiscal 1999 and decreased 8% to $13.8 million in fiscal 1999 from $15.1 million in fiscal 1998. As a percent of total revenues, general and administrative expenses increased to 17% in fiscal 2000 from 10% in fiscal 1999 and decreased in fiscal 1999 from 13% in fiscal 1998. The increase in absolute dollars in fiscal 2000 was primarily attributable to increases in personnel costs, increased legal and accounting expenses associated with increased public reporting requirements during fiscal 2000 and an increase in bad debt expenses. The increase in absolute dollars in general and administrative in fiscal 1998 as compared to fiscal 1999 was primarily due to a provision for a legal action against us in fiscal 1998, partially offset by lower salaries and benefits and overhead costs in fiscal 1998 compared to fiscal 1999.

    Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles decreased 36% to $3.0 million in fiscal 2000 from $4.8 million in fiscal 1999 and increased 51% to $4.8 million in fiscal 1999 from $3.2 million in fiscal 1998. As a percent of total revenues, amortization of goodwill and other intangibles decreased to 2% in fiscal 2000 from 3% in each of fiscal 1999 and fiscal 1998. The decrease in amortization of goodwill and other intangibles in fiscal 2000 was attributable to intangible assets that were fully amortized in fiscal 1999. The increase in the amortization of goodwill and other intangibles in fiscal 1999 compared to fiscal 1998 was primarily due to a write-off of the carrying value of intangibles of $1.5 million in fiscal 1999 due to asset values that had become impaired.

    Restructuring Costs. Restructuring charges were $1.3 million in fiscal 2000, representing 1% of total revenues. The charges were comprised of severance and benefits paid to approximately 125 employees who were terminated during fiscal 2000. There are no further obligations outstanding.

    Unusual Items. Unusual items represented the compensation expense and related expenses attributable to our employees when, during the June 1999 Seagate Technology Exchange Offer and the October 1999 Seagate Technology Exchange of Shares, our employees exchanged Seagate Software Holdings common stock and options held by them for Seagate Technology common stock. As a percent of total revenues, unusual items increased to 192% in fiscal 2000 from 61% in fiscal 1999 and zero in fiscal 1998. Unusual items in fiscal 2000 related to the October 1999 Seagate Technology Exchange of Shares and included $239.6 million in compensation expense, $2.1 million in related payroll taxes attributable to us and $877,000 of legal and accounting costs. Unusual items in fiscal 1999 related to the June 1999 Seagate Technology Exchange Offer and included $77.5 million in compensation expense and $630,000 in related payroll taxes attributable to us. We also included, in fiscal 1999, $8.6 million of compensation expense related to the June 1999 Seagate Technology Exchange Offer for the purchase of unvested stock options from certain of our employees. We established new non-compensatory stock option plans in fiscal 2000 for participation by our employees, directors and consultants. We did not record any compensation expense under these plans in fiscal 2000.

    Interest and other, net. Interest and other, net consists of interest income, interest expense and net foreign currency exchange gain. Interest and other, net decreased 64% to $20,000 in fiscal 2000 from $56,000 in fiscal 1999 and decreased 90% to $56,000 in fiscal 1999 from $534,000 in fiscal 1998. Interest and other, net fluctuates on a year-to year basis depending on fluctuations in the LIBOR interest rate, our net outstanding loan balance with Seagate Technology and foreign currency exchange rates. Interest is computed on the outstanding loan balance from Seagate Technology on a monthly basis at the LIBOR rate plus 2% per annum. The outstanding loan balance fluctuates depending on working capital required to fund operations, offset by or in addition to amounts due or receivable from Seagate Technology under a tax allocation agreement we have with Seagate Technology. Interest income and expense fluctuate from year to year because of fluctuations in the net outstanding loan balance during the year. The net foreign currency exchange gain or loss represents the impact of foreign currency fluctuations on the translation of foreign currency transactions into U.S. dollars and varies depending upon currency exchange rates.

    Income Taxes. We recorded a $55.1 million benefit from income taxes at an effective rate of 20% in fiscal 2000 compared with a $2.5 million benefit from income taxes at an effective rate of 3% in fiscal 1999, and with an $8.8 million provision for income taxes at an effective rate of 197% in fiscal 1998. The effective rate used to record the benefit from income taxes in fiscal 2000 was less than the U.S. federal statutory tax rate primarily due to non-deductible compensation expense for certain employees related to the October 1999 Seagate Technology Exchange of Shares and foreign tax rates that were in excess of the U.S. federal statutory tax rate. The effective rate used to record the benefit from income taxes in fiscal 1999 was less than the U.S. federal statutory tax rate primarily due to non-deductible compensation expense for certain employees associated with the June 1999 Seagate Technology Exchange Offer and increases in the valuation allowance for deferred tax assets. The effective rate used to record the provision for income taxes in fiscal 1998 was greater than the U.S. federal statutory tax rate primarily due to increases in the valuation allowance for deferred tax assets and foreign tax rates that were in excess of the U.S. federal statutory tax rate.

 Liquidity and Capital Resources

    Seagate Technology, as part of a general services agreement, provides cash management services to us. We maintain some other cash balances for our foreign operations. Year end cash balances represent both U.S. dollar and foreign currency deposits, primarily Canadian Dollars, British Pounds Sterling, Japanese Yen and currencies tied to the Euro. Our cash is maintained in highly liquid operating accounts and primarily consists of bank deposits. Our total cash balances were $3.6 million and $7.4 million as of June 30, 2000 and July 2, 1999, respectively.

    To date our operations have been financed by borrowings from Seagate Technology. These borrowings are available to us under a revolving loan agreement with Seagate Technology. The revolving loan agreement provides for maximum outstanding borrowings of up to $60.0 million. Beginning in fiscal 1999, we paid or earned interest at the LIBOR rate plus 2% per annum on borrowings or amounts receivable. Prior to fiscal 1999, we paid interest at 6% per annum.

    Net cash used in operating activities was $21.6 million in fiscal 2000 and $909,000 in fiscal 1999. The cash used in operating activities in fiscal 2000 was primarily attributable to the $66.2 million increase in income taxes receivable from Seagate Technology under a tax allocation agreement and a $13.3 million decrease in accrued employee compensation, offset by a $24.2 million decline in accounts receivable and cash operating income of $28.4 million. The increase in income taxes receivable from Seagate Technology was attributable to our tax losses utilized by Seagate Technology during fiscal 2000, relating to the fiscal 2000 tax benefit and prior years losses. The decline in accrued employee compensation was primarily attributable to the payment in fiscal 2000 of the $8.6 million compensation expense related to the June 1999 Seagate Technology Exchange Offer. The decline in accounts receivable balance was the result of a concerted effort to reduce days sales outstanding in fiscal 2000 as compared to prior years. In fiscal 2000, accounts receivable represented 13% of total revenues as compared with 30% of total revenues in fiscal 1999. Net cash used in operating activities in fiscal 1999 was primarily attributable to a $15.6 million increase in income tax receivable and offset by a $13.1 million increase in accrued employee compensation. The increase in accrued employee compensation was primarily attributable to the $8.6 million compensation expense accrued for in fiscal 1999 related to the June 1999 Seagate Technology Exchange Offer.

    Net cash used in investing activities was $6.4 million in fiscal 2000 and $4.9 million in fiscal 1999. Net cash used in investing activities in fiscal 2000 was primarily for new office facilities, leasehold improvements, and purchases of computers, furniture and office equipment to support our expansion. In fiscal 2001, we intend to invest approximately $15.0 million in capital assets. These anticipated capital expenditures include leasehold improvements for a new 129,000 square foot facility in Vancouver, Canada, leasehold improvements in other office locations, and improvements to financial information and business systems and related computer equipment. Additionally, product development activities may include cash to acquire technology.

    Net cash provided by financing activities was $24.1 million in fiscal 2000 and $3.0 million in fiscal 1999. The net cash provided by financing activities each of fiscal 2000 and fiscal 1999 were attributable to amounts borrowed and repaid under the revolving loan agreement with Seagate Technology to fund working capital and operating activities. The revolving loan balance was offset by amounts due from or payable to Seagate Technology under the tax allocation agreement. The net revolving loan balance decreased $42.2 million during fiscal 2000 to a net receivable of $25.7 million at the end of fiscal 2000 from a loan payable to Seagate Technology of $16.5 million at the end of fiscal 1999. The decrease in the loan balance was primarily attributable to the $66.2 million increase in income taxes receivable from Seagate Technology, offset by amounts borrowed to fund cash operating losses during fiscal 2000.

    We believe our current cash balances, available borrowings from Seagate Technology and cash flows generated from our operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We also anticipate that future operating and investing activities may be financed by additional borrowings from Seagate Technology, equity financing or other sources. We believe that additional financing from Seagate Technology will be available at a reasonable cost.

 New Accounting Pronouncements

    In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized on the balance sheet at fair value and specifies the accounting for changes in fair value. In June 1999, the FASB issued SFAS 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB No. 133" to defer the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. We are still assessing the impact of SFAS 133 on our consolidated and combined results of operations, financial position and cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. All registrants are expected to apply the accounting and disclosures described in SAB 101. We are assessing the impact of SAB 101 on our consolidated and combined results of operations, financial position and cash flows. We are required to adopt SAB 101 in the fourth quarter of fiscal 2001, retroactive to the beginning of the year.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, ("FIN 44"). "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective fiscal years commencing July 1, 2000. The impact of FIN 44 is not anticipated to be material when adopted.

Factors Affecting Future Operating Results

    You should be alerted that the following risks and uncertainties could affect and in some instances in the past have affected our actual results and could cause our results for future periods to differ materially. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that may adversely affect our results of operations, financial condition or business.

 Risks Associated with the SAC Transaction

    If Seagate Technology does not close the SAC Transaction, it could experience a negative impact on its ongoing operations, which could reduce the resources available to us. Our customers may also be wary of purchasing our products if the SAC Transaction has not closed or due to concerns about disruptions in our business until the SAC Transaction closes.

    In the event the SAC Transaction closes, our business could be harmed because:

  . our earnings will be impacted because our operating results will reflect the fees, costs and expenses we incurred in connection with the transaction, such as legal, accounting and financial advisor fees, costs and expenses;

  . we will not receive any future benefits from our current intercompany tax allocation agreement, under which we received substantial cash payments, in the form of an offset to our loan under the revolving loan agreement, from Seagate Technology for our income tax losses utilized by Seagate Technology relative to our tax loss position;

  . we will also be required to pledge a majority of our assets to guarantee the debt obligation used to finance the SAC Transaction, which could impair our ability to raise additional capital or debt;

  . we may not continue to receive certain administrative services and support from Seagate Technology after the expiration of our general services agreement if Seagate Technology does not renew it, which may result in additional charges or expenses to contract or perform these services ourselves;

  . we may not continue to have access to the same level of administrative services and support from Seagate Technology after the SAC Transaction due to the more limited resources of Seagate Technology, which may be a result of the burden of servicing the debt used to finance the SAC Transaction, and we may incur additional changes or expenses to provide these services internally or obtain them from a third party;

  . we may not be able to continue to use the Seagate name and trademark, which could harm customers' recognition of our brand; and

  . we may be required to record some portion of the goodwill and other intangibles recorded in the SAC Transaction on our balance sheet in accordance with pushdown accounting, which would cause our results of operations to decline as we amortize the goodwill we are allocated.

 We Will Remain Liable to Third Parties after the SAC Transaction and the
 Merger

    In the SAC Transaction, Seagate Technology will sell all of its operating assets (including us) to SAC, and we and SAC have agreed to assume and indemnify VERITAS for substantially all liabilities arising in connection with our operating assets. As a result, we could continue to face possible liabilities after the SAC Transaction and the Merger are completed, for actions, events or circumstances arising or occurring both before and after the SAC Transaction and the Merger. Some areas of potential liability include:

  .  tax liabilities;

  . obligations under federal, state and foreign pension and retirement benefit laws; and

  .  existing and future litigation.

    As a result of our obligations to indemnify VERITAS, we could experience a material adverse effect on our business and financial performance.

 Risks from Potential Fluctuations in Annual and/or Quarterly Operating
 Results

    We often experience a high volume of sales at the end of our quarter. Therefore, it may be late in the quarter before we are able to determine that our costs are too high in relation to our actual sales. If this were to happen, we would not be able to reduce these costs and, consequently, we may experience a net loss or our net income may be reduced. In addition, our operating results have been and, in the future, may be subject to significant quarterly fluctuations as a result of a number of other factors including:

  . the size and timing of orders from and shipment of products to major customers;

  . our ability to develop, introduce and market new products and product enhancements in a timely fashion;

  . market acceptance of and demand for business intelligence and enterprise reporting software, generally, and our products in particular;

  .  the length of our sales cycles;

  .  personnel changes;

  . our success in expanding our direct sales force and increasing our indirect distribution;

  .  changes in the prices of our products and our competitors' products;

  . the mix of products and services of our customer orders, which can affect the timing of our revenue recognition;

  . the amount of customization required for our customer orders, which can affect the timing of our revenue recognition;

  . our customers' preference for competing technologies in lieu of our products;

  . our inability to reduce our costs in relation to our revenues, because we ship our products shortly after we receive orders, and we operate with no backlog;

  . the impact of changes in foreign currency exchange rates on the cost of our products and the effective price of such products to foreign consumers;

  .  changes in our operating expense;

  .  competition and consolidation in our industry;

  .  the timing of new product releases; and

  . seasonal factors, such as our typically lower pace of sales in our first fiscal quarter.

 Risks of Revenue Concentration

    Our new products must be accepted by customers in order for us to be successful. If potential customers do not purchase our products as a result of competition, technological change or other factors, then our business, operating results and financial condition would be materially adversely affected.

    Our software products have a fixed life cycle that is difficult to estimate. If we do not develop and introduce new products before our existing products have completed their life cycles, then we will be unable to sustain or increase our level of sales. We cannot be sure that we will continue to be successful in marketing our key products or any new products, applications or product enhancements.

    We currently obtain most of our revenue from a limited number of software products and anticipate this to be the case in the foreseeable future. Sales to a small number of customers generate a disproportionate amount of our revenues. For example, we derived 20% of our revenue from sales to Ingram in fiscal 2000. If Ingram, or any other significant customer, reduces its purchases from us, our business, financial condition and results of operations would be materially adversely affected unless we substantially increase sales to other customers. Because our contracts with Ingram and other customers do not require them to purchase any specified number of software licenses from us, we cannot be sure that our significant customers will continue to purchase our products at their current levels.

 Risks Associated with Long Sales Cycle

    To date, our customers have typically invested substantial time, money and other resources and involved many people in the decision to license our software products, including proprietary Seagate Info and Seagate Holos. As a result, we may wait six to nine months after the first contact with a customer for that customer to place an order while they seek internal approval for the purchase of our products. During this long sales cycle, events may occur that affect the size, timing or even completion of the order. For example, the customer's budget and purchasing priorities may change, or new competing technology may enter the marketplace. We may lose sales or experience reduced sales as the result of this long sales cycle, which would reduce our revenues.

 Risks Associated with Relying on Sales Staff, Channel Partners and Strategic Relationships

    We sell and support our products through:

  .  sales staff;

  .  third party distributors; and

  .  OEMs.

    We also have a strategic relationship with Microsoft that enables us to bundle our products with Microsoft's products, and we have developed and are developing certain utilities and products to be a part of Microsoft's products. If Microsoft reduces the nature and extent of its relationship with us, our business, operating results and financial condition would be materially adversely affected.

    We have made significant expenditures in recent years to expand our sales and marketing force. Our future success will depend in part upon the productivity of our sales and marketing force. We believe that our ability to continue to attract, integrate, train, motivate and retain new sales and marketing personnel will also affect our success. We face intense competition for sales and marketing personnel in the software industry, and we cannot be sure that we will be successful in hiring and retaining such personnel in accordance with our plans. Even if we hire and train sufficient numbers of sales and marketing personnel, we cannot be sure that our recent and other planned expenses will generate enough additional revenue to exceed these costs.

    We generate a substantial portion of our revenue by selling our products to distributors and OEMs. Our distributors and OEMs decide whether or not to include our products with those they sell and generally can carry and sell product lines that are competitive with ours. Because OEMs and distributors carry other product lines and are not required to make a specified level of purchases from us, we cannot be sure that they will prioritize selling our products. These distributors are also generally entitled to terminate their relationship with us without cause. Our business, financial results and operating condition would be materially adversely affected if some or all of our current distributors and OEMs discontinued selling our products and we failed to find comparable replacements.

 New Product Development and Technological Change

    Our products are used in combination with other software. Our future success depends on our ability to continue to support a number of popular operating systems and databases. The emergence of new industry standards in related fields may adversely affect the demand for our existing products. This could happen, for example, if new web standards and technologies emerged that were incompatible with customer deployments of our applications. Our applications run primarily on the Microsoft operating systems. Therefore, our ability to increase sales currently depends on the continued acceptance of the Microsoft's operating system products. We cannot market our current business intelligence applications to potential customers who use Unix operating systems as their application server. We would have to invest substantial resources to develop a Unix product and we cannot be sure that we could introduce such a product on a timely or cost effective basis, if at all.

    Business intelligence applications are inherently complex, and it can take a long time to develop and test major new products and product enhancements. In addition, customers may delay their purchasing decisions because they anticipate that new or enhanced versions of our products will soon become available. We cannot be sure that we will succeed in developing and marketing, on a timely and cost-effective basis, product enhancements or new products that respond to technological change, introductions of new competitive products or customer requirements, nor can we be sure that our new products and product enhancements will achieve market acceptance.

    The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions and enhancements. Our future success therefore will depend on our ability to design, develop, test and support new software products and enhancements on a timely and cost effective basis.

    If we do not respond to changing market conditions, emerging industry standards and changing customer requirements by developing and introducing new products in a timely manner, then our business, operating results or financial condition could be materially adversely affected.

 Competition

    The business intelligence software industry is characterized by rapidly changing technology and evolving standards and is intensely competitive. Competition could harm our ability to sell products and services which may lead to lower prices for our products, reduced gross margins and reduced revenue. In addition, some of our competitors may be more successful than we are in attracting and retaining customers. Some of our competitors have been in business longer than we have and have significantly greater financial, technical, sales and marketing resources and greater name recognition than we do. We expect additional competition from other established and/or emerging companies as a result of future software industry consolidations. Current or future competitors may make strategic acquisitions or establish strategic partnerships, increasing the ability of their products to address the needs of our customers. We expect that our competitors will offer new and existing products at lower prices, if necessary, to gain or retain market share and customers. We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies. Increased competition can be expected to cause price reductions and reduce gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results or financial condition.

    The market for business intelligence software tools and services is characterized by rapid technological advances, ever changing customer requirements and frequent new product and service introductions and enhancements and evolving industry needs. Current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than we are able to do. Our competitors may announce new products services, or enhancements that better meet the needs of customer requirements or changing industry standards.

    We also face indirect competition from present and potential customers, including Microsoft or other strategic partners, that continuously evaluate whether to develop their own software products and components internally or obtain them from outside sources. If our strategic partners decide to develop the utilities and other products that we have provided in the past, it could have a material adverse effect on our business, results of operations and financial condition.

    There can be no assurance that we will be able to compete successfully against current or future competitors. If we fail to compete successfully, our business, operating results and financial condition may be materially adversely affected.

    If we make acquisitions in the future, acquisition related accounting charges may delay and reduce our efforts to reach profitability.

    We intend to expand through internal growth as well as acquisitions. Acquisitions involve numerous risks including:

  . the difficulties of integrating the operations and products of the acquired businesses;

  . the potential disruption of our ongoing business and the distraction of management;

  .  unanticipated expenses related to technology integration;

  .  risk of entering a market where we have limited or no prior experience;
     and

  . the potential loss of key employees or customers of the acquired company.

    We expect that we will continue to incur substantial expenses as we acquire other businesses including charges for the write-off of in-process research and development. Our operating results have fluctuated in the past and may fluctuate in the future because of the timing of such write-offs. We may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

  Risks of Systems Failures

    Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by catastrophic events such as fire, natural disaster, power loss, telecommunications failures and unauthorized intrusion. We believe that we have taken prudent measures to reduce the risk of interruption in our operations. However, we cannot be sure that these measures are sufficient. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition.

  Risks from International Operations

    We have significant international operations including development facilities, sales personnel and customer support operations. In fiscal 2000, we derived 34% of our total revenue from sales outside of the United States. Our offshore operations are subject to certain inherent risks including:

  .  fluctuations in currency exchange rates;

  .  import and export restrictions, as well as tariffs;

  .  lack of acceptance of localized products;

  .  longer payment cycles for sales in certain foreign countries;

  .  difficulties in staffing and managing international operations;

  . seasonal reductions in business activity in the summer months in Europe and certain other countries;

  . increases in tariffs, duties, price controls, other restrictions on foreign currencies or trade barriers imposed by foreign countries;

  .  potentially adverse tax consequences;

  .  management of an enterprise spread over various countries;

  .  the burden of complying with a wide variety of foreign laws; and

  .  political unrest, particularly in areas in which we have facilities.

    These factors could have a material adverse effect on our business, operating results and financial condition in the future. In addition, we intend to continue to invest resources to expand our sales and support operations into strategic international locations. If the international revenues generated by these expanded operations are not adequate to offset the expense of establishing these foreign operations then our business, operating results and financial condition could be materially harmed.

    Our products are generally priced in U.S. dollars even when sold to customers who are located outside of the United States. Currency instability in foreign financial markets may make our products more expensive than products sold by other manufacturers that are priced in one of the effected currencies. Therefore, foreign customers may reduce purchases of our products.

  Dependence on Proprietary Technology

    Our success is heavily dependent on our proprietary technology. We rely primarily on the following to protect our proprietary rights:

  .  patents;

  .  copyrights;

  .  trademarks and trade secret rights;

  .  state and common law trade secret laws;

  .  confidentiality procedures;

  .  employee and third party nondisclosure agreements; and

  .  licensing restrictions.

    Such efforts provide only limited protection. We also rely in part on shrink-wrap licenses that are not signed by end users and, therefore, may be unenforceable under the laws of certain jurisdictions.

    Even though we take these steps, we have only limited protection for our proprietary rights in our software, which makes it difficult to prevent third parties from infringing upon our rights. Someone may be able to copy or otherwise obtain and use our products and technology without authorization. Policing unauthorized use of our products is difficult. Although we cannot determine the extent of existing piracy of our products, we expect that software piracy will be a persistent problem. Third parties may also develop similar technology independently. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as the United States.

    Our competitors may successfully challenge the validity or scope of our patents, copyrights and trademarks. We cannot be sure that our patents, copyrights and trademarks will provide us with a competitive advantage or that our competitors will not design around any patents issued to us. We are not aware that any of our products infringe upon the proprietary rights of third parties, but, in the future, third parties may claim that our current or future products infringe that party's rights. We believe that software product developers will be increasingly subject to claims of infringement as the functionality of products in our industry segment overlaps. If we were subject to a claim of infringement, regardless of our merit, such claim would have the following impacts on us that could have a material adverse effect on our business, operating results or financial condition in the following ways:

  .  require costly litigation to resolve;

  .  absorb significant management time;

  .  require us to enter into unfavorable royalty or license agreements;

  .  require us to cease selling our products;

  .  require us to indemnify our customers; or

  . require us to expend additional development resources to redesign our products.

  Government Regulation may Impact Our Business

    Due to increasing use of the internet and the dramatically increased access to personal information, the U.S. federal and various state and foreign governments have recently proposed increased limitations on the collection and use of personal information of users of the internet and other public data networks.

    Although we attempt to obtain permission from users prior to collecting or processing their personal data, new laws or regulations governing personal privacy may change the ways in which we and our customers and affiliates may gather this personal information. In addition, in Europe, the European Union Directive on Data Protection, a comprehensive administrative and regulatory program, currently limits the ability of companies to collect, store and exchange personal data with other entities.

    Our growing business, eBusiness and our marketing strategy depend upon our receiving personal information about subscribers. Privacy concerns may cause some potential subscribers to forego subscribing to our service. If new laws or regulations prohibit us from using information in the ways that we currently do, or if users opt out of making their personal preferences and information available to us and our affiliates, this could have a material adverse effect on our business, operating results and financial condition. If personal information is misused by us, our legal liability may be increased and our growth may be limited.

    Our success depends on increased use of the internet for eCommerce and other commercial and personal activities. Consumers and businesses may choose not to use the internet for a number of reasons, including:

  .  internet access costs;

  .  inconsistent service quality;

  .  unavailability of cost-effective, high-speed service;

  . perceived security risks, such as a lack of confidence in encryption technology; and

  .  privacy concerns.

    In addition, governmental agencies and legislators may generate new laws and regulations covering issues such as obscenity, freedom of expression, pricing, content and quality of products and services, copyright and other intellectual property issues and taxation. Such legislation or rule making could dampen the growth in internet use generally and decrease the acceptance of the internet as a commercial medium. If use of the internet decreases, some of our customers may purchase fewer licenses for our software products and our operating results would be harmed.

  Software Product Errors or Defects

    Software products as complex as those we offer frequently contain undetected errors, defects, failures or viruses especially when first introduced or when new versions or enhancements are released or are configured to individual customer systems. Despite product testing, our products may contain undetected defects, errors or viruses. If our products have errors, they could:

  .  cause a negative customer reaction that could reduce future sales;

  .  generate negative publicity regarding us and our products;

  .  harm our reputation;

  .  reduce or limit customers' adoption of our products;

  .  require us to incur additional service and warranty costs;

  .  require us to make extensive changes to the product;

  .  require us to divert additional development resources; or

  . result in customers' delaying their purchase until the errors or defects have been remedied, which would cause our revenues to be reduced or delayed.

Any of these occurrences could have a material adverse effect upon our business, operating results or financial condition.

    Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Existing or future federal, state or local laws or ordinances or unfavorable judicial decisions may make these provisions ineffective. Because our products are used in system management, resource optimization and business intelligence applications, our liability could be substantial if we receive an unfavorable judgement. In addition, our insurance against product liability risks may not be adequate to cover a potential claim. These factors could have a material adverse effect upon our business, operating results or financial condition.

  Dependence on Key Personnel

    Our future performance depends to a significant degree upon the continued service of our key members of management including particularly our President and Chief Executive Officer, Gregory B. Kerfoot, and our Chief Financial Officer, Eric Patel, as well as other of our marketing, sales and product development personnel. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of one or more of our key personnel would have a material adverse effect on our business, operating results and financial condition. We believe our future success will also depend in large part upon our ability to attract, train and retain highly skilled management, marketing, sales and product development personnel. We have experienced intense competition for such personnel and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining them in the future. As part of our active strategic recruiting, we have recently hired a Chief Operating Officer. If we are unable to retain or successfully assimilate him or other recently hired individuals then our business, operating results and financial condition could be materially adversely effected.

  Facing Risks of Litigation

    We are subject to litigation arising in the ordinary course of our business. While we believe that the ultimate outcome of these actions will not have a material adverse effect on us, the outcome of these actions is not determinable and negative outcomes may adversely effect our financial position, liquidity, or results of operations.

    On November 10, 1997, Vedatech Corporation ("Vedatech") commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd. claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of our products (the "Complaint") and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. We have hired local counsel in the U.K., reviewed documents, conducted interviews and participated in the discovery process. On August 22, 2000, Vedatech requested and obtained permission from the court to amend its action to include claims for unjust enrichment, unlawful interference and quantum meruit. Discovery is ongoing. The court has expressed its intent to set the matter for trial between April 1 and June 30, 2001. We believe the Complaint has no merit and intend vigorously to defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on our liquidity, financial position or results of operations.

  Revenue Recognition

    In accordance with generally accepted accounting principles, several factors may require us to defer recognition of our revenue for a significant period of time. Such revenue recognition factors include:

  .  whether the revenue is associated with the performance of services;

  . whether the license agreement relates to currently unavailable software products;

  . whether the license agreement includes customer acceptance based on future performance obligations; and

  . whether license fees are sold in a multiple element contract where insufficient VSOE exists relating to the fair value of an undelivered element.

    Our deferred revenue as of June 30, 2000 was $19.5 million. The timing of our ultimate recognition of our deferred revenue is dependent upon the fulfillment of various obligations such as services and also by certain actions performed by our customers. Deferred revenue at any specific date may not be a true representation of actual revenue for any succeeding period.

    Our ability to recognize revenue is based upon whether delivery has occurred, evidence of an arrangement exists, the fee is fixed or determinable and collectability is deemed probable by management. We believe we adhere to these rules and interpret them in a conservative manner. As guidance on revenue recognition for software companies is evolving and subject to ongoing interpretation by government and other regulatory bodies, there can be no assurance that our current revenue recognition policies will always be in full compliance. If we were forced to change our revenue recognition policy due to perceived failure to fully adhere to revenue recognition policies, our financial condition could be materially adversely affected.

ITEM 2A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the Risk Factors section.

    As of June 30, 2000, our cash balances were mostly held by our foreign operations. The remainder of our cash balances is centrally managed by Seagate Technology. If cash from operations is not sufficient to fund working capital and operating activities, Seagate Technology provides financing to us through a revolving loan agreement. The revolving loan agreement provides for maximum outstanding borrowings of up to $60.0 million and was renewed on July 4, 2000. We pay or receive interest at the LIBOR rate plus 2% per annum on net outstanding balances payable or receivable. Our interest income or expense therefore will fluctuate depending on fluctuations in the LIBOR rate and fluctuations in the amounts borrowed from Seagate Technology to fund working capital and operating activities. We do not have any investments in equity or debt securities traded in the public markets. Therefore, we do not currently have any direct equity price risk.

    A majority of our sales are in the United States and therefore are recorded in U.S. dollars, the currency in which we report our operating results. We conduct a portion of our business in currencies other than the U.S. dollar. The functional currency of most of our foreign operations is the local currency. In such cases, assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenues and expenses are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in other expenses. For those foreign operations whose functional currency is the U.S. dollar, financial results are translated using a combination of current and historical exchange rates and any translation adjustments are included in net earnings, along with all transaction gains and losses for the period. Historically, we have generated revenues and incurred a significant proportion of our expenses in Canadian Dollars, Deutsche Marks, British Pounds Sterling, French Francs, the Australian Dollar and Japanese Yen and we expect to generate a significant portion of our revenues and expenses in the Euro in the future. To date, the foreign exchange gains and losses on transactions and revenues reported by our foreign subsidiaries have not been significant. However, we cannot provide any assurance that foreign currency denominated transactions will continue to be insignificant as revenues from the foreign operations increase or there are significant exchange rate fluctuations. We cannot predict the effect of exchange rate fluctuations upon our future operating results. For fiscal 2000, we did not engage in a foreign currency hedging program to cover any exposure we may have had. For fiscal 2000, a combined variation of 10% of the exchange rates of the main currencies in which we conduct business--the Canadian Dollar, the Australian Dollar, the Euro, the British Pound Sterling and the Japanese Yen would have generated a combined 1% variation of our revenues, offset by a 6% combined variation of expenses.

ITEM 3. PROPERTIES

    Our executive offices are located in Scotts Valley, California. Our principal facilities are located in Canada and the United Kingdom. The majority of our facilities are occupied under leases that expire at various times through 2007. The following is a summary of square footage leased by us:

    Facilities

                                                                       Total
   Location                                                         Square Feet
   --------                                                         -----------
   North America
     Canada........................................................   130,352(1)
     Northern California...........................................     3,364
     Colorado......................................................    11,608
     Mid-Continent.................................................     6,574(2)
     Northeast USA.................................................     9,107
     Southeast USA.................................................    19,555(3)
     Other USA.....................................................         0
                                                                      -------
        Total North America........................................   180,560
   Europe
     England.......................................................    40,872
     France........................................................     5,617
     Germany.......................................................     9,181
     Other Europe..................................................     2,332
                                                                      -------
        Total Europe...............................................    58,002
   Asia
     Australia.....................................................     6,972(4)
     Japan.........................................................     3,469
     Singapore.....................................................     2,125
     Hong Kong.....................................................     1,670
                                                                      -------
        Total Asia.................................................    14,236
                                                                      -------
          Total....................................................   252,798
                                                                      =======

--------
(1) Excludes approximately 44,708 square feet of unoccupied space.
(2) Excludes approximately 2,071 square feet of space leased to others.
(3) Excludes approximately 2,938 square feet of space leased to others.
(4) Excludes approximately 2,410 square feet of unoccupied space and 2,798 square feet of space leased to others.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of our common stock on an as-converted basis as of June 30, 2000 by (i) each person who is known to us to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers named in the Summary Compensation Table below, (iii) each of our directors and (iv) all directors and executive officers as a group.

                                                         Number of  Percent of
                                                           Common     Common
                                                         Equivalent Equivalent
                                                         Shares(1)  Shares(1)
                                                         ---------- ----------
Seagate Software Holdings, Inc.......................... 75,001,000    100%
  920 Disc Drive
  Scotts Valley, CA 95066

Stephen J. Luczo(2)..................................... 75,001,000    100%

Donald L. Waite(3)...................................... 75,001,000    100%

Gary B. Filler(4)....................................... 75,001,000    100%

Lawrence Perlman(5)..................................... 75,001,000    100%

Gregory B. Kerfoot(6)................................... 75,001,000    100%

Eric Patel..............................................         --      *

All directors and executive officers as a group (6
  persons)(7)........................................... 75,001,000    100%

--------
 *  Less than one percent.
(1) Applicable percentage ownership is based on 75,002,050 shares of common stock outstanding as of June 30, 2000 together with applicable options for such stockholder exercisable on June 30, 2000 or within 60 days thereafter. We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission based on factors including voting and investment power with respect to shares subject to applicable community property laws. Common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days after June 30, 2000 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. As of June 30, 2000, none of the persons listed above held options outstanding that were exercisable or would become exercisable within 60 days of June 30, 2000.
(2) Includes 75,001,000 shares of common stock beneficially owned by Seagate Software Holdings to which Mr. Luczo may be deemed, in his capacity as an officer of Seagate Technology, to have shared voting or dispositive power. Mr. Luczo disclaims such beneficial ownership.
(3) Includes 75,001,000 shares of common stock beneficially owned by Seagate Software Holdings to which Mr. Waite may be deemed, in his capacity as an officer of Seagate Technology, to have shared voting or dispositive power. Mr. Waite disclaims such beneficial ownership.
(4) Includes 75,001,000 shares of common stock beneficially owned by Seagate Software Holdings to which Mr. Filler may be deemed, in his capacity as a director of Seagate Technology, to have shared voting or dispositive power. Mr. Filler disclaims such beneficial ownership.
(5) Includes 75,001,000 shares of common stock beneficially owned by Seagate Software Holdings to which Mr. Perlman may be deemed, in his capacity as a director of Seagate Technology, to have shared voting or dispositive power. Mr. Perlman disclaims such beneficial ownership.
(6) Includes 75,001,000 shares of common stock beneficially owned by Seagate Software Holdings to which Mr. Kerfoot may be deemed, in his capacity as a director of Seagate Technology, to have shared voting or dispositive power. Mr. Kerfoot disclaims such beneficial ownership.
(7) See notes 2 through 6.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

    Our directors and executive officers and certain information about them as of September 30, 2000 are as follows:

                                                                   Director or Executive
          Name           Age Position                                  Officer Since
          ----           --- --------                              ---------------------
Gregory B. Kerfoot......  40 President and Chief Executive Officer         1999

William Gibson..........  52 Chief Operating Officer                       2000

Eric Patel..............  44 Chief Financial Officer                       1999

Stephen J. Luczo........  43 Chairman of the Board of Directors            1999

Gary B. Filler..........  59 Director                                      1999

Lawrence Perlman........  62 Director                                      1999

Donald L. Waite.........  67 Director                                      1999

    Mr. Kerfoot has served as our Chief Executive Officer since August 2000 and as President and a Director since August 1999. Mr. Kerfoot joined Seagate Technology in May 1994 when Seagate Technology acquired Crystal Computer Services Inc., and he continued as Director of Research and Development for such subsidiary. In May 1996, he was appointed President of the IMG business and later in the year was named Executive Vice President and General Manager of the IMG business. In fiscal 1998, Mr. Kerfoot was named Chief Strategic Officer for Seagate Software Holdings, as well as Executive Vice President and General Manager of the IMG business. In August 1999, he was appointed as our President, Chief Operating Officer and a Director. Mr. Kerfoot also serves as a member of the board of directors of VERITAS.

    Mr. Gibson has served as our Chief Operating Officer since September. From April 1998 to August 2000, Mr. Gibson served as the President, Western Region, of Rogers Wireless, Inc., a communications company. From August 1997 to March 1998, Mr. Gibson served as Vice President--Business Units at Lucent Technologies. Mr. Gibson served as Vice President and General Manager at Sprint PCS from April 1997 to August 1997. Mr. Gibson served as Vice President and Marketing Manager of Ameritech Cellular and Paging from June 1993 to April 1997.

    Mr. Patel has served as our Chief Financial Officer since November 1999. From February 1997 to November 1999, Mr. Patel served in various capacities at University Games, a board game manufacturing company, the most recent of which was Chief Financial Officer and Vice President of Operations and International Sales and Marketing. From May 1993 to December 1996, Mr. Patel served as Director of Strategy for Dreyers Ice Cream.

    Mr. Luczo has served as our Chairman of the Board of Directors since August 1999 and as our Chief Executive Officer from August 1999 to August 2000. Mr. Luczo has also served as President and Chief Executive Officer of Seagate Technology since July 1998 and has been a director of Seagate Technology since August 1998. He joined Seagate Technology in October 1993 as Senior Vice President, Corporate Development. In March 1995, he became Executive Vice President, Corporate Development and Chief Operating Officer of the Software Group. Mr. Luczo also serves as a member of the boards of directors of Gadzoox Microsystems, Inc., Cobalt Networks, Inc. and VERITAS.

    Mr. Filler has served as a member of our board of directors since August 1999. Mr. Filler has been a financial consultant since September 1996. He was Senior Vice President and Chief Financial Officer of Diamond Multimedia Systems, Inc., a multimedia and graphics company, from January 1995 to September 1996. Mr. Filler also serves as a member of the boards of directors of Seagate Technology and Sento Corporation.

    Mr. Perlman has served as a member of our board of directors since August 1999. Mr. Perlman serves as the Chairman of the Board, President and Chief Executive Officer of Ceridian Corporation, a technology based services company and was appointed Chairman of its board of directors in November 1992. Mr. Perlman previously held several executive positions at Control Data Corporation, including President and Chief Executive Officer of Imprimis Technology Incorporated, a subsidiary of Control Data Corporation. Mr. Perlman serves as a Co-Chairman of the board of directors of Seagate Technology and serves as a member of the board of directors of Computer Network Technology Corporation, Valspar Corporation, AMCOCS Ltd. and Carlson Companies, Inc.

    Mr. Waite has served as a member of our board of directors since August 1999. From March 1995 to date, Mr. Waite has served as Executive Vice President and Chief Administrative Officer of Seagate Technology. Mr. Waite also served as Chief Financial Officer of Seagate Technology from October 1983 to February 1999. Mr. Waite joined Seagate Technology in 1983 and has served in various roles prior to being named to his current position in March 1995. Mr. Waite serves as a member of the board of directors of California Micro Devices.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

    The following table sets forth the compensation we paid to our Chief Executive Officer, our President and our next most highly compensated executive officer (collectively, the "Named Executive Officers"), each of whose compensation exceeded $100,000 in fiscal 2000.

                                                                      Long-Term
                                                                     Compensation
                                                                      Securities
                                                                      Underlying
  Name and Principal    Fiscal                        Other Annual     Options
       Position          Year  Salary($)    Bonus($) Compensation($)  Granted(1)
----------------------- ------ ---------    -------- --------------- ------------
Stephen J. Luczo.......  2000  $ 90,781(2)       --         --          275,000
 Chairman of the Board
   of Directors

Gregory B. Kerfoot.....  2000   238,090          --       $584        3,000,000
 President and Chief
 Executive Officer(3)

Eric Patel.............  2000   114,430     $56,771         --          250,000
 Chief Financial
   Officer(4)

--------
(1) The stock options listed in the table represent options to purchase our Common Stock. See "Executive Compensation--Option Grants in Fiscal 2000" for additional information regarding options to purchase our stock granted during fiscal 2000.
(2) Amount represents the percentage of Mr. Luczo's salary from which we directly benefited. Mr. Luczo served as our Chief Executive Officer during fiscal 2000, until Mr. Kerfoot's appointment in August 2000. We paid Seagate Technology directly for our percentage of Mr. Luczo's salary under a general services agreement. See Related Party Transactions note to the Consolidated and Combined Financial Statements.
(3) Mr. Kerfoot served as our President and Chief Operating Officer during fiscal 2000 and was appointed to President and Chief Executive Officer in August 2000.
(4) Mr. Patel's compensation is since his joining the Company in November 1999 as our Chief Financial Officer.

Option Grants in Fiscal 2000

    The following table sets forth certain information concerning grants of stock options to each of our Named Executive Officers during fiscal 2000.

                                    % of Total                      Potential Realizable Value at
                         Number of   Options                        Assumed Annual Rates of Stock
                         Securities Granted to Exercise             Price Appreciation for Option
                         Underlying Employees   or Base                        Term(3)
                          Options   in Fiscal  Price per Expiration ------------------------------
          Name           Granted(1)    Year    Share(2)     Date          5%             10%
          ----           ---------- ---------- --------- ---------- -------------- ---------------
Steven J. Luczo.........   275,000     2.89%     $4.00    11/18/09  $      691,784 $     1,753,117
Gregory B. Kerfoot...... 1,000,000    10.52%      4.00    11/18/09       2,515,579       6,374,970
                         2,000,000    21.05%      4.00     5/19/10       5,031,157      12,749,940
Eric Patel..............   250,000     2.63%      4.00    11/18/09         628,895       1,593,742

--------
(1) All stock options granted to Named Executive Officers in fiscal 2000 vest as to 25% of the shares on the first anniversary of the date of grant and as to 1/48th per month thereafter for the remaining shares. Under the 1999 and 2000 Option Plans, our Board retains discretion to modify the terms, including the price, of outstanding options.
(2) The fair market value on the date of grant as determined by our Board of Directors was $4.00. See "--Employment Contracts, Change-of-Control Arrangements and Separation Agreements."
(3) Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten-year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

    The following table sets forth certain information regarding the exercise of stock options in the last fiscal year by the Named Executive Officers and the value of options held by such individuals at the end of fiscal 2000.

                         Number of            Number of Securities      Value of Unexercised
                          Shares             Underlying Unexercised     in-the-Money Options
                         Acquired   Value   Options at 1999 Year End     at 1999 Year End(2)
                            on     Received ------------------------- -------------------------
          Name           Exercise    $(1)   Exercisable Unexercisable Exercisable Unexercisable
          ----           --------- -------- ----------- ------------- ----------- -------------
Stephen J. Luczo........     --       --         --         275,000       $--          $--
Gregory B. Kerfoot......     --       --         --       3,000,000        --           --
Eric Patel..............     --       --         --         250,000        --           --

--------
(1) Market value of our common stock at the exercise date minus the exercise price.
(2) Market value of our common stock at fiscal year end minus the exercise price. The fair market value of our common stock on June 30, 2000, as determined by the Compensation Committee of our Board of Directors, was $4.00 per share. To determine the fair market value of our common stock, the Compensation Committee of the Board of Directors considers a number of factors, including, but not limited to, our current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for our common stock, the control position held by Seagate Software Holdings and ultimately, Seagate Technology and comparisons of certain of our key valuation metrics with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earnings ratios and operating margins.

Incentive Plans

 1999 Stock Option Plan

    Our board of directors approved our 1999 Stock Option Plan ("1999 Plan") in November 1999 and reserved 22,500,000 shares of common stock for issuance under the 1999 Plan.

    The 1999 Plan provides for grants of incentive stock options to employees, including officers and employee directors and nonstatutory stock options to employees and consultants, including nonemployee directors of our company, our parent and subsidiary companies. The purposes of our 1999 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the board of directors, the compensation committee administers our 1999 Plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

    The term of the options granted under the 1999 Plan is set forth in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 1999 Plan are granted at fair market value and vest over 48 months, with 1/4th vesting upon completion of one year from the date of grant and the remaining options vesting at the rate of 1/48th per month thereafter.

    With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any incentive stock option granted must be at least 110% of the fair market value on the grant date.

    No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 5,000,000 shares.

    In the event of a merger of the company or a sale of substantially all of the assets of the company, any option which is not assumed or instituted by a successor or shall fully vest and then terminate upon the consumption of the merger or sale.

    The 1999 Plan will terminate in November 2009, unless our board of directors terminates it sooner.

    As of June 30, 2000, we issued 1,050 shares of common stock upon the exercise of options granted under the 1999 Plan and had granted 8,626,879 options to purchase shares of our common stock.

 2000 Stock Option Plan

    Our board of directors approved our 2000 Stock Option Plan ("2000 Plan") in June 2000 and reserved 200,000 shares of common stock for issuance under the 2000 Plan.

    The 2000 Plan provides for grants of incentive stock options to employees and nonstatutory stock options to employees and consultants of our company, our parent and subsidiary companies. The purposes of our 2000 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the board of directors, the compensation committee administers our 2000 Plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

    The term of the options granted under the 2000 Plan is set forth in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 2000 Plan are granted at fair market value and become fully vested and exercisable immediately prior to a merger or asset sale (excluding the SAC transaction), or on the date upon which an initial public offering is declared effective by the United States Securities Exchange Commission.

    With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any incentive stock option granted must be at least 110% of the fair market value on the grant date.

    No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 5,000,000 shares.

    In the event of a merger of the company or a sale of substantially all of the assets of the company, any option which is not assumed or instituted by a successor or shall fully vest and then terminate upon the consumption of the merger or sale.

    The 2000 Plan will terminate in June 2010, unless our board of directors terminates it sooner.

    As of June 30, 2000, we had granted 161,450 options to purchase shares of our common stock, however no shares had been issued upon the exercise of options under the 2000 Plan.

 Seagate Technology Employee Stock Purchase Plan

    Our employees also participate in the Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock of Seagate Technology through payroll deductions. Under the Purchase Plan, our employees purchased 57,245, 35,113 and 39,361 shares of Seagate Technology common stock in fiscal 2000, 1999 and 1998, respectively. The Purchase Plan will terminate in connection with the closing of the SAC Transaction and the Merger.

    The purposes of the Purchase Plan are to provide employees of Seagate Technology and those majority-owned subsidiaries of Seagate Technology which are designated by the Board of Directors to participate in the Purchase Plan with an opportunity to purchase common stock of Seagate Technology through accumulated payroll deductions. The Purchase Plan is intended to qualify under Sections 421 and 423 of the Internal Revenue Code of 1986, as amended (the "Code").

    The Purchase Plan provides for administration by the Board of Directors of Seagate Technology or by a committee appointed by the Board of Directors (for the purposes of this plan description, "Board of Directors" shall mean either the Board of Directors or a committee appointed by the Board of Directors). All questions of interpretation or application of the Purchase Plan are determined by the Board of Directors or its appointed committee, and its decisions are final and binding upon all participants. No charges for administrative or other costs may be made against the payroll deductions of a participant in the Purchase Plan. Members of the Board receive no additional compensation for their services in connection with the administration of the Purchase Plan.

    The Purchase Plan is implemented by one offering during each six-month period. Each such offering is of 26 weeks duration. The offering periods commence during the last week of April and October of each year. The Board of Directors has the power to alter the duration of the offering periods without stockholder approval.

    Any person who has been employed by Seagate Technology for at least 30 days prior to the first day of an offering period (or by any of its majority-owned subsidiaries designated from time to time by the Board of Directors) is eligible to participate in the Purchase Plan. Eligible employees become participants in the Purchase Plan by delivering to Seagate Technology's payroll office a subscription agreement authorizing payroll deductions. An employee who becomes eligible to participate in the Purchase Plan after the commencement of an offering may not participate in the Purchase Plan until the commencement of the next offering.

    The price at which shares are sold to participating employees is eighty-five (85%) of the lower of the fair market value per share of the Common Stock on (i) the first day of the offering period or (ii) the last day of the offering period unless: (a) the number of shares available for grant on the first day of the offering period is less than the number of shares required to be issued for that offering period and (b) the fair market value of Seagate Technology's stock on the date additional shares are authorized by the stockholders is higher than it was on the first day of the offering period, in which case the offering price shall be the lower of (i) 85% of the fair market value on the date additional shares are authorized by the stockholders or (ii) 85% of the fair market value on the last day of the offering period. The fair market value of the Common Stock on a given date is determined by reference to the closing sale price on the New York Stock Exchange.

    The purchase price of the shares is accumulated by payroll deductions over the offering period. The deductions may not exceed 10%, or such other rate as may be determined from time to time by the Board of Directors, of a participant's compensation. A participant may discontinue his or her participation in the Purchase Plan but may not increase or decrease the rate of payroll deductions at any time during the offering period. Payroll deductions shall commence on the first day following the offering date and shall continue at the same rate until the end of the offering period unless sooner terminated as provided in the Purchase Plan.

    The Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the Purchase Plan are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the offering period and more than one year from the date the shares are purchased, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (b) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of the holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period. Seagate Technology is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent that it is entitled to a deduction for ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding period(s) described above. The foregoing is only a summary of the effect of federal income taxation upon the participant and Seagate Technology with respect to shares purchased under the Purchase Plan. Reference should be made to the applicable provisions of the Code. In addition, the summary does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside.

    Participation in the Purchase Plan is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the Purchase Plan are not determinable. Non-employee directors are not eligible to participate in the Purchase Plan.

Employment Contracts, Change-of-Control Arrangements and Separation Agreements

    We currently do not have change of control or separation agreements with any of the Named Executive Officers, and we have no compensatory plan or arrangement with such current Named Executive Officers where the amount to be paid exceeds $100,000 and which are activated upon resignation, termination or retirement of any such Named Executive Officer upon a change in control of our company.

Director Compensation

    Directors receive no additional cash compensation for service on the Board of Directors and any of our committees or sub-committees. During fiscal 2000, Messrs. Filler, Perlman and Waite were each granted options to purchase 50,000 shares of our common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

    Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("Commission"). Executive officers, directors and greater than ten percent stockholders are required by the Commission's regulation to furnish us with copies of all Section 16(a) forms they file. Currently, we do not have any individuals that meet these requirements.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In August 1999, our company was formed specifically to acquire the operating assets and assume the liabilities of the IMG business. In connection with our incorporation, we issued 1,000 shares of our common stock to Seagate Software Holdings for aggregate consideration of $1,000.

Seagate Technology Acquisition of Seagate Software Holdings, Inc.

    In October 1999, Seagate Technology completed an acquisition of all outstanding shares and options to acquire common stock of Seagate Software Holdings through the merger Seagate Daylight Merger Corp. with and into Seagate Software Holdings. In connection with the merger, Seagate Technology issued
3.24 shares of its common stock for one share of Seagate Software Holdings common stock to the holders of Seagate Software Holdings common stock and options to purchase common stock. All options to purchase shares of Seagate Software Holdings common stock were vested in full immediately prior to the closing of the merger. In the event that an optionee of Seagate Software Holdings had outstanding options immediately prior to the closing of the merger, those options were net exercised, using the same fair market value as was applied in the merger, such that the holder received shares of Seagate Technology common stock. Based on information provided by the exchange agent, approximately 3,991,105 shares of Seagate Software Holdings common stock were tendered of which approximately 2,818,325 were exchanged into approximately 9,124,046 shares of Seagate Technology common stock. The difference between the shares outstanding and the shares exchanged resulted from shares cancelled for the exercise price and payment of taxes.

    As a result of the merger, our directors and officers received the number of shares of Seagate Technology common stock set forth opposite his name:

                                             Seagate Software Seagate Technology
   Name                                      Holdings Shares    Shares Issued
   ----                                      ---------------- ------------------
Stephen J. Luczo............................      76,100            246,370
Gary B. Filler..............................      13,278             42,987
Lawrence Perlman............................       3,786             12,258
Donald L. Waite.............................       8,000             25,900
Gregory B. Kerfoot..........................     410,473          1,328,867

    Shortly after the merger, Seagate Software Holdings contributed all of its operating assets to us, and we assumed all of the related liabilities of Seagate Software Holdings (the "Asset Contribution"). As consideration for these assets, we issued 75,000,000 shares of our common stock to Seagate Software Holdings.

Other Transactions with Seagate Technology

    Pursuant to a general services agreement between Seagate Software Holdings and Seagate Technology dated June 28, 1997 (the "General Services Agreement"), Seagate Technology provides various cash management, taxation, administrative, accounting and similar corporate and managerial services requested by us. Seagate Software Holdings contributed its rights, and we assumed Seagate Software Holdings' obligations under the General Services Agreement in connection with the Asset Contribution.

    During fiscal 2000, Seagate Technology charged us $657,749 for various corporate services performed on our behalf. The amounts paid to Seagate Technology represent a reasonable estimate of Seagate Technology's direct and indirect costs incurred in performing services for us. The cost allocated to us is intended to be on a basis no less favorable than we could obtain from an unaffiliated third party. We have audit rights with respect to the computation and analysis of service fees pursuant to the General Services Agreement. In addition, Seagate Technology is required to indemnify, defend and hold us harmless against any and all claims, suits, actions, demands, proceedings, losses, damages, liabilities, costs and expenses, including, without limitation, interest and reasonable attorneys' fees, arising out of, relating to, or resulting from services performed by

Seagate Technology pursuant to the General Services Agreement, other than those liabilities that would not have arisen but for any act, error and/or omission by us and/or any of our officers, directors, employees and/or agents.

    Additionally, on July 4, 2000, we signed an Intercompany Revolving Loan Agreement with Seagate Technology LLC, an entity wholly owned by Seagate Technology (the "Revolving Loan Agreement") on substantially the same terms and conditions as the prior agreement, which was dated July 4, 1998 and between Seagate Software Holdings and Seagate Technology. In connection with the Asset Contribution, Seagate Software Holdings' rights and obligations under the 1998 Intercompany Revolving Loan Agreement were contributed to and assumed by us. Under the Revolving Loan Agreement, Seagate Technology finances certain of our working capital requirements. The Revolving Loan Agreement provides for maximum borrowings of up to $60.0 million and expires on July 4, 2001. The loan is payable or receivable upon termination of the agreement. We had a receivable from Seagate Technology of $25.7 million at June 30, 2000. Borrowings from Seagate Technology were $16.5 million at July 2, 1999. Borrowings from Seagate Technology consist primarily of funding our operating activities. During fiscal 2000, gross borrowings and gross repayments under the Revolving Loan Agreement were $176.7 million and $152.7 million, respectively. We pay interest on a monthly basis at the LIBOR rate plus 2% per annum (7.85% average rate for fiscal 2000) on such borrowings.

    We are included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Seagate Software Holdings entered into a tax allocation agreement dated April 4, 1996 pursuant to which we compute hypothetical tax returns as if we were not joined in consolidated or combined returns with Seagate Technology. We must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay us the amount of such refunds. The tax allocation agreement will terminate upon the closing of the SAC Transaction.

Transactions with VERITAS

    VERITAS and VERITAS Operating Corporation entered into a three-year Cross License and OEM Agreement with Seagate Software Information Management (Canada) Ltd., our wholly owned subsidiary, (the "Cross License Agreement") on May 28, 1999. Our President and Chief Executive Officer, Gregory B. Kerfoot, and our Chairman, Stephen J. Luczo are members of the board of directors of VERITAS. The Cross License Agreement provides for the licensing of certain products between the parties and imposes restrictions on the parties ability to compete with each other and to enter into agreements with competitors of the other party. In the fiscal year ended June 30, 2000, we recognized $7,000 of revenues from VERITAS and paid no royalties to VERITAS in connection with the Cross License Agreement.

ITEM 8. LEGAL PROCEEDINGS

    On November 10, 1997, Vedatech Corporation ("Vedatech") commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd. claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of our products (the "Complaint") and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. We have hired local counsel in the U.K., reviewed documents, conducted interviews and participated in the discovery process. On August 22, 2000, Vedatech requested and obtained permission from the court to amend its action to include claims for unjust enrichment, unlawful interference and quantum meruit. Discovery is ongoing. The court has expressed its intent to set the matter for trial between April 1 and June 30, 2001. We believe the Complaint has no merit and intend vigorously to defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on our liquidity, financial position or results of operations.

    In addition to the foregoing, we are subject to litigation arising in the ordinary course of our business. While we believe that the ultimate outcome of these actions will not have a material adverse effect on us, the outcome of these actions is not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

    As of June 30, 2000, we had outstanding 75,002,050 shares of Common Stock held by two shareholders. There is no established public trading market for any class of our securities.

    We have not paid dividends on any of our capital stock and do not anticipate that any cash dividends will be declared in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

    We have sold the following securities in the three fiscal years ended June 30, 2000 in reliance on Section 4(2) of the Securities Act of 1933, as amended:

  . we were incorporated in August 1999 and issued 1,000 shares to Seagate Software Holdings; and

  . in November 1999, we issued 75,000,000 shares of our common stock to Seagate Software Holdings as consideration for the contribution of the IMG business to us.

    From inception to June 30, 2000, we issued an aggregate of 1,050 shares of our common stock upon exercise of a stock option to one person, who is a former employee of our company. Such shares were issued pursuant to our 1999 Stock Option Plan and 2000 Stock Option Plan in reliance on Rule 701 under the Securities Act of 1933, as amended.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    Our authorized capital stock consists of 150,000,000 shares of common stock, $.001 par value per share. Pursuant to this Registration Statement, we are registering under the Securities and Exchange Act of 1934, as amended, our common stock. A description of our common stock follows.

Common stock

    Holders of shares of common stock are entitled to one vote per share in all matters to be voted on by shareholders. Subject to the prior rights of holders of outstanding shares of Preferred Stock, if any, the holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in our discretion from funds legally available therefore and upon our liquidation or dissolution are entitled to receive all assets available for distribution to the shareholders. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and nonassessable.

    We may at any time, out of funds legally available therefore, repurchase shares of common stock we issued to or held by any person subject to our right of first refusal or to purchase such shares where the purchase is pursuant to the exercise of such right of first refusal, in either case whether or not dividends on any Preferred Stock then outstanding shall have been declared and paid or funds set aside therefore.

Certain Provisions of Delaware Law

    Upon the occurrence of certain events, we may become subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 will apply to us if we have a class of stock that is:

  .  listed on a national securities exchange;

  .  authorized for quotation on the Nasdaq Stock Market; or

  .  held of record by more than 2,000 holders.

    In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless

  . prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock, which is not owned by the interested stockholder.

    Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interest stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates, beneficially owns (or within three years, did beneficially own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire our company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    We are subject to Section 145 of the Delaware General Corporation Law ("Section 145"). Section 145 permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of our officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section
145. Article VI, Sections 6.1, 6.2 and 6.3, of our Bylaws provide for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. For purposes of this section, our "directors" or "officers" include any person:

  .  who is or was a director or officer of the corporation;

  . who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise; or

  . who was a director or officer of a corporation, which was a predecessor corporation of us, or of another enterprise at the request of such predecessor corporation.

    The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was our director or officer (or was serving at Our request as a director or officer of another corporation) shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by the relevant section of the Delaware General Corporation Law.

    As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation provides that, pursuant to Delaware law, our directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    We have entered into indemnification agreements with each of our directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time and to obtain directors' and officers' insurance if available on reasonable terms. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to us (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by us or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for us to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to us copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. At present, there is no pending litigation or proceeding involving our director, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements and Schedules

    1. Financial Statements. Our Consolidated and Combined Financial Statements and subsidiaries and the Report of Independent Auditors are included at pages F-1 through F-25 of this Registration Statement.

                               Description                              Page No.
                               -----------                              --------
   Report of Ernst & Young LLP, Independent Auditors..................    F-2

   Consolidated and Combined Balance Sheets--June 30, 2000 and July 2,
     1999.............................................................    F-3

   Consolidated and Combined Statements of Operations--Years Ended
     June 30, 2000 July 2, 1999 and July 3, 1998......................    F-4

   Consolidated and Combined Statements of Cash Flows--Years Ended
     June 30, 2000, July 2, 1999 and July 3, 1998.....................    F-5

   Consolidated and Combined Statements of Stockholders' Equity--Years
     Ended June 30, 2000, July 2, 1999 and July 3, 1998...............    F-6

   Notes to Combined and Consolidated Financial Statements............    F-7

    2. Financial Statement Schedules. The following Consolidated and Combined Financial Statement Schedules and subsidiaries are filed as part of this Registration Statement and should be read in conjunction with the Consolidated and Combined Financial Statements and subsidiaries.

                              Description                            Page No.
                              -----------                            --------
   Schedule II--Valuation and Qualifying Accounts--Accounts
     Receivable Allowance...........................................    48

    Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated and Combined Financial Statements or notes thereto.

    3. Exhibits:

 Exhibit
 Number
 -------
  3.1    Certificate of Incorporation of Registrant
  3.2    Bylaws of Registrant as amended and restated
 10.1    1999 Stock Option Plan and form of Stock Option Agreement as amended and restated
 10.1.1  1999 Stock Option Plan--Canadian Stock Option Agreement
 10.1.2  1999 Stock Option Plan--United Kingdom Sub-Plan as amended and restated
 10.2    2000 Stock Option Plan and form of Stock Option Agreement
 10.3    Seagate Technology, Inc. Employee Stock Purchase Plan as amended and restated
 10.4    Intercompany Revolving Loan Agreement dated July 4, 2000 between the Registrant and Seagate Technology LLC.
 10.5    Form of Indemnification Agreement entered into between the
         Registrant and its directors and officers
 10.6    General Services Agreement dated June 28, 1997 between Seagate
         Software Holdings and Seagate Technology, Inc.
 10.7    Tax Allocation Agreement dated April 4, 1996 between Seagate
         Software Holdings and Seagate Technology, Inc.
 10.8    Cross License and Original Equipment Manufacturing Agreement
         effective October 5, 1998 by and among Seagate Software
         Information Management Group, Inc., VERITAS Software Corporation
         and VERITAS Operating Corporation.
         Portions of Exhibit 10.8 have been omitted pursuant to a request for Confidential Treatment. Omitted portions are denoted by an asterisk (*).
 10.8.1  Amendment No. 1 to Cross License and OEM Agreement dated April
         16, 1999
 10.9    Lease Agreement dated November 1, 1997 between Seagate Software
         Information Management Group, Inc. and Cathedral Ventures
         Limited.
 10.9.1  Amendment to Lease agreement dated January 27, 1999
 10.10   Lease agreement, dated September 27, 1999, between Lauretton
         Investments Ltd., Seagate Software Information Management Group
         (Canada) Ltd. and Seagate Software, Inc.
 10.11   Lease agreement, dated October 18, 1996, between Ravenseft
         Properties Limited and Holistic Systems Limited
 10.11.1 Amendment to Lease agreement dated May 16, 2000
 10.12   Lease agreement, dated June 22, 1998, between Allstate Insurance
         Company and Seagate Software, Inc.
 10.13   Sublease agreement dated June 18, 1999, between Bellsouth
         Mobility Inc. and Seagate Software, Inc.
 21.1    Subsidiaries of the Registrant
 24.1    Power of Attorney (see page 47)
 27.1    Financial Data Schedule

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized.

                                          Seagate Software Information
                                          Management Group Holdings, Inc.

                                                 /s/ Gregory B. Kerfoot
                                          By: _________________________________
                                                     Gregory B. Kerfoot
                                               President and Chief Executive
                                                          Officer

Dated: October 27, 2000

                               POWER OF ATTORNEY

    Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints Gregory B. Kerfoot, Stephen J. Luczo and Eric Patel, jointly and severally, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form 10 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Stephen J. Luczo           Chairman of the Board of    October 27, 2000
______________________________________  Directors
          (Stephen J. Luczo)

       /s/ Gregory B. Kerfoot          President and Chief         October 27, 2000
______________________________________  Executive Officer
         (Gregory B. Kerfoot)           (Principal Executive
                                        Officer)

           /s/ Eric Patel              Chief Financial Officer     October 27, 2000
______________________________________  (Principal Accounting and
             (Eric Patel)               Financial Officer)

        /s/ Donald L. Waite            Director                    October 27, 2000
______________________________________
          (Donald L. Waite)

         /s/ Gary B. Filler            Director                    October 27, 2000
______________________________________
           (Gary B. Filler)

       /s/ Lawrence Perlman            Director                    October 27, 2000
______________________________________
          (Lawrence Perlman)

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS--ACCOUNTS RECEIVABLE ALLOWANCE

                        Balance at    Additions      Additions                     Deductions   Balance at
                        Beginning    Charged to    Charged to Bad Deductions from from Bad Debt   End of
     Description        of Period  Return Reserves Debt Reserves  Return Reserves   Reserves      Period
     -----------        ---------- --------------- -------------- --------------- ------------- ----------
Fiscal Year Ended June
  30, 2000:             $2,847,000   $1,130,000      $3,191,000     $1,327,000     $3,147,000   $2,694,000
                        ----------   ----------      ----------     ----------     ----------   ----------
Fiscal Year Ended July
  2, 1999:               1,573,000    2,067,000       1,049,000      1,502,000        340,000    2,847,000
                        ----------   ----------      ----------     ----------     ----------   ----------
Fiscal Year Ended July
  3, 1998:              $  525,000   $2,250,000      $  807,000     $1,811,000     $  198,000   $1,573,000
                        ==========   ==========      ==========     ==========     ==========   ==========

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

            INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.........................  F-2

Consolidated and Combined Balance Sheets as of June 30, 2000 and July 2,
  1999....................................................................  F-3

Consolidated and Combined Statements of Operations for the Years Ended
  June 30, 2000, July 2, 1999 and July 3, 1998............................  F-4

Consolidated and Combined Statements of Cash Flows for the Years Ended
  June 30, 2000, July 2, 1999 and July 3, 1998............................  F-5

Consolidated and Combined Statements of Stockholders' Equity for the Years
  Ended June 30, 2000, July 2, 1999 and July 3, 1998......................  F-6

Notes to Combined and Consolidated Financial Statements...................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Seagate Software Information Management Group Holdings, Inc.

    We have audited the accompanying consolidated and combined balance sheets of Seagate Software Information Management Group Holdings, Inc. as of June 30, 2000 and July 2, 1999 and the related consolidated and combined statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 2000. Our audits also included the financial statement schedule listed in the index at Item 15(a) of the Registration Statement on Form 10. These financial statements and schedule are the responsibility of Seagate Software Information Management Group Holdings, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements present fairly, in all material respects, the consolidated and combined financial position of Seagate Software Information Management Group Holdings, Inc. at June 30, 2000 and July 2, 1999 and the consolidated and combined results of their operations and their cash flows for each of the years in the three year period ended June 30, 2000, in conformity with generally accepted accounting principles in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Vancouver, Canada,
July 7, 2000

                                          Chartered Accountants

                                          /s/ Ernst & Young LLP

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

                    CONSOLIDATED AND COMBINED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                          June 30,    July 2,
                                                            2000       1999
                                                          ---------  ---------
ASSETS
Current assets:
  Cash................................................... $   3,621  $   7,419
  Loan receivable from Seagate Technology (note 2).......    25,681         --
  Accounts receivable, net (note 4)......................    16,578     42,727
  Income taxes receivable................................     6,071     11,655
  Inventories (note 5)...................................       674        981
  Prepaid and other current assets.......................     4,021      2,533
                                                          ---------  ---------
     Total current assets................................    56,646     65,315
Capital assets, net (note 6).............................     9,348      7,293
Goodwill and other intangibles, net (note 7).............     5,286      7,212
                                                          ---------  ---------
     Total assets........................................ $  71,280  $  79,820
                                                          =========  =========
LIABILITIES
Current liabilities:
  Loan payable to Seagate Technology (note 2)............ $      --  $  16,517
  Accounts payable.......................................    10,190     12,231
  Accrued employee compensation..........................     6,004     19,299
  Accrued expenses.......................................    12,097     10,879
  Deferred revenue.......................................    19,495     17,552
                                                          ---------  ---------
     Total current liabilities...........................    47,786     76,478
Deferred income taxes (note 11)..........................       381        234
Other liabilities........................................        --        225
                                                          ---------  ---------
     Total liabilities...................................    48,167     76,937
Commitments and contingencies (notes 16 and 17)

STOCKHOLDERS' EQUITY
Common stock,--150,000,000 shares authorized; shares
  issued and outstanding--75,002,050 at $0.001 par value
  per share as of June 30, 2000; no shares authorized or
  issued and outstanding as of July 2, 1999..............        75         --
Additional paid-in capital...............................   407,893    167,038
Accumulated deficit......................................  (384,688)  (163,526)
Accumulated other comprehensive loss.....................      (167)      (629)
                                                          ---------  ---------
     Total stockholders' equity..........................    23,113      2,883
                                                          ---------  ---------
     Total liabilities and stockholders' equity.......... $  71,280  $  79,820
                                                          =========  =========

          See notes to consolidated and combined financial statements.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)

                                                For the years ended
                                        -------------------------------------
                                         June 30,      July 2,      July 3,
                                           2000         1999         1998
                                        -----------  -----------  -----------
Revenues:
  Licensing............................ $    74,182  $    92,013  $    81,246
  Maintenance, support and services....      52,336       49,744       34,706
                                        -----------  -----------  -----------
     Total revenues....................     126,518      141,757      115,952
Cost of revenues:
  Licensing............................       4,096        4,243        3,249
  Maintenance, support and services....      39,681       35,213       26,379
  Amortization of developed
    technologies.......................         198        4,545        6,128
  Write-off of developed technologies
    (note 7)...........................          --        4,700           --
                                        -----------  -----------  -----------
     Total cost of revenues............      43,975       48,701       35,756
                                        -----------  -----------  -----------
Gross profit...........................      82,543       93,056       80,196
Operating expenses:
  Sales and marketing (note 8 and 9)...      66,076       65,473       50,725
  Research and development.............      24,874       21,224       16,237
  General and administrative (note
    9).................................      20,922       13,830       15,062
  Amortization of goodwill and other
    intangibles........................       3,038        4,772        3,165
  Unusual items (note 9)...............     242,569       86,714           --
  Restructuring costs (note 10)........       1,301           --           --
                                        -----------  -----------  -----------
     Total operating expenses..........     358,780      192,013       85,189
                                        -----------  -----------  -----------
Loss from operations...................    (276,237)     (98,957)      (4,993)
Interest income (note 2)...............         982          145          297
Interest expense (note 2)..............      (1,481)        (128)        (253)
Net foreign currency exchange gain.....         519           39          490
                                        -----------  -----------  -----------
  Interest and other, net..............          20           56          534
                                        -----------  -----------  -----------
Loss before income taxes...............    (276,217)     (98,901)      (4,459)
Benefit from (provision for) income
  taxes (note 11)......................      55,055        2,526       (8,800)
                                        -----------  -----------  -----------
Net loss............................... $  (221,162) $   (96,375) $   (13,259)
                                        ===========  ===========  ===========
Pro forma net loss per share:
  Basic and diluted (note 12).......... $     (2.95) $     (1.28) $     (0.18)
                                        ===========  ===========  ===========
Pro forma number of shares used in
  basic and diluted net loss per
  share:...............................  75,001,391   75,001,000   75,001,000

          See notes to consolidated and combined financial statements.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                     For the years ended
                                                 -----------------------------
                                                 June 30,   July 2,   July 3,
                                                   2000       1999      1998
                                                 ---------  --------  --------
Operating activities
 Net loss....................................... $(221,162) $(96,375) $(13,259)
 Adjustments to reconcile net loss to net cash
   from operating activities:
  Depreciation and amortization (note 6)........     7,538    12,775    12,087
  Bad debt expense..............................     2,288     1,049       807
  Deferred income taxes (note 11)...............       147       234        --
  Stock based compensation expense on Seagate
    Technology exchange of shares (note 9)......   239,574    77,519        --
  Write-off of developed technologies (note
    7)..........................................        --     4,700        --
  Write-off of in-process research and
    development (note 9)........................        25       109        --
                                                 ---------  --------  --------
                                                    28,410        11      (365)
                                                 ---------  --------  --------
  Changes in operating assets and liabilities:
   Accounts receivable..........................    24,236   (14,278)  (16,054)
   Income taxes receivable......................     5,599   (15,593)    1,526
   Income taxes receivable from Seagate
     Technology (note 11).......................   (66,245)    4,954    (2,765)
   Inventories..................................       307      (575)     (107)
   Prepaid and other current assets.............    (1,585)     (154)     (184)
   Accounts payable.............................    (2,133)    4,696     3,433
   Accrued employee compensation................   (13,295)   13,132     3,921
   Accrued expenses.............................     1,297     2,077     2,039
   Deferred revenue.............................     1,985     4,596     6,093
   Other liabilities............................      (225)      225        --
                                                 ---------  --------  --------
     Net cash (used in) operating activities....   (21,649)     (909)   (2,463)
                                                 ---------  --------  --------
Investing activities
 Acquisition of capital assets, net.............    (6,356)   (4,856)   (4,765)
 Acquisition of intangible assets...............        --        --    (1,950)
                                                 ---------  --------  --------
     Net cash (used in) investing activities....    (6,356)   (4,856)   (6,715)
                                                 ---------  --------  --------
Financing activities
 Issuance of common stock.......................         5        --        --
 Borrowings from Seagate Technology.............   176,714   131,194   108,469
 Payment to Seagate Technology..................  (152,667) (128,233) (100,243)
                                                 ---------  --------  --------
     Net cash provided by financing activities..    24,052     2,961     8,226
Effect of exchange rate changes on cash.........       155        --        11
                                                 ---------  --------  --------
     Decrease in cash...........................    (3,798)   (2,804)     (941)
 Cash at the beginning of the year..............     7,419    10,223    11,164
                                                 ---------  --------  --------
 Cash at the end of the year.................... $   3,621  $  7,419  $ 10,223
                                                 =========  ========  ========

          See notes to consolidated and combined financial statements.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

          CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
        For the years ended June 30, 2000, July 2, 1999 and July 3, 1998
                       (In thousands, except share data)

                                                         Accumulated
                             Common Stock    Additional     Other
                          ------------------  Paid-In   Comprehensive Accumulated
                            Shares    Amount  Capital   Income (Loss)   Deficit     Total
                          ----------- ------ ---------- ------------- ----------- ---------
Balance at June 27,
  1997..................           --  $--    $ 84,046      $ 157      $ (53,892) $  30,311
Components of
  comprehensive loss
 Foreign currency
   translation..........                                     (414)                     (414)
 Net loss...............                                                 (13,259)   (13,259)
                                                                                  ---------
 Comprehensive loss.....                                                            (13,673)
 Income tax benefit from
   Seagate Technology
   stock option
   exercises (note 11)..                             3                                    3
                          -----------  ---    --------      -----      ---------  ---------
Balance at July 3,
  1998..................           --   --      84,049       (257)       (67,151)    16,641
Components of
  comprehensive loss
 Foreign currency
   translation..........                                     (372)                     (372)
 Net loss...............                                                 (96,375)   (96,375)
                                                                                  ---------
 Comprehensive loss.....                                                            (96,747)
Equity contribution by
  Seagate Technology
  related to the
  acquisition of the
  minority interest of
  Seagate Software
  Holdings, Inc.........                         5,448                                5,448
Compensation expense for
  Seagate Technology
  stock exchange offer..                        77,519                               77,519
Income tax benefit from
  Seagate Technology
  stock option exercises
  (note 11).............                            22                                   22
                          -----------  ---    --------      -----      ---------  ---------
Balance at July 2,
  1999..................           --   --     167,038       (629)      (163,526)     2,883
Components of
  comprehensive loss
 Foreign currency
   translation..........                                      462                       462
 Net loss...............                                                (221,162)  (221,162)
                                                                                  ---------
 Comprehensive loss.....                                                           (220,700)
Incorporation of Seagate
  Software IMG..........        1,000                1                                    1
Contribution of IMG
  business to Seagate
  Software IMG..........   75,000,000   75         (75)
Issuance of common stock
  upon exercise of
  employee stock
  options...............        1,050                4                                    4
Equity contribution by
  Seagate Technology
  related to the
  acquisition of the
  minority interest of
  Seagate Software
  Holdings, Inc.........                         1,242                                1,242
Compensation expense for
  Seagate Technology
  exchange of shares....                       239,574                              239,574
Income tax benefit from
  Seagate Technology
  stock option exercises
  (note 11).............                           109                                  109
                          -----------  ---    --------      -----      ---------  ---------
Balance at June 30,
  2000..................   75,002,050  $75    $407,893      $(167)     $(384,688) $  23,113
                          ===========  ===    ========      =====      =========  =========

          See notes to consolidated and combined financial statements.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

 Description of Business

    Seagate Software Information Management Group Holdings, Inc. ("Seagate Software IMG") develops and markets software products and provides related services enabling business users and information technology professionals to manage enterprise information. Seagate Software IMG operates in a single industry segment and its products, commonly referred to as business intelligence software, permit the analysis and interpretation of data in order to make business decisions. Seagate Software IMG has over 30 offices and operations in 14 countries worldwide, including significant operations in Vancouver, Canada. Seagate Software IMG's primary market is North America where Seagate Software IMG products are sold through a direct sales force and certain indirect sales channels, such as distributors and original equipment manufacturer ("OEM") relationships. Outside North America, Seagate Software IMG products are sold through a direct sales force, distributors and OEMs.

    Seagate Software IMG was incorporated in Delaware in August 1999. Seagate Software IMG is a majority-owned subsidiary of Seagate Software Holdings, Inc. ("Seagate Software Holdings," previously known as Seagate Software, Inc.), a wholly owned and consolidated subsidiary of Seagate Technology, Inc. ("Seagate Technology"). Seagate Technology is a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of June 30, 2000, Seagate Technology, through Seagate Software Holdings, held substantially all of Seagate Software IMG's outstanding capital stock. On a fully diluted basis as of June 30, 2000, the outstanding minority interests of Seagate Software IMG amounted to approximately 10.5%, which consisted of common stock and options to purchase common stock issued pursuant to Seagate Software IMG's 1999 and 2000 Stock Option Plans. Such options to purchase Seagate Software IMG's common stock are held by certain employees, directors and consultants of Seagate Software IMG and its subsidiaries, Seagate Software Holdings and Seagate Technology.

 Basis of Presentation

    Seagate Software Holdings commenced operations in May 1994 pursuant to Seagate Technology's acquisition of Crystal Computer Services, Inc., a company engaged in developing and marketing report writing software. This acquisition was accounted for as a pooling of interests.

    Prior to May 28, 1999, Seagate Software Holdings was comprised of two business units, the Information Management Group ("IMG") business and the Network Storage Management Group ("NSMG") business. The NSMG business developed and marketed software products and provided related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise data. On May 28, 1999, Seagate Software Holdings contributed its NSMG business to VERITAS Software Corporation ("VERITAS") in exchange for VERITAS common stock.

    On October 20, 1999, the stockholders of Seagate Software Holdings approved the merger of Seagate Daylight Merger Corp., a wholly owned subsidiary of Seagate Technology, with and into Seagate Software, Holdings. Seagate Software Holdings' assets consisted of the assets of the IMG business and its investment in the common stock of VERITAS. Upon the closing of the merger, Seagate Software Holdings became a wholly owned subsidiary of Seagate Technology.

    On November 16, 1999 Seagate Software Holdings contributed the IMG business to Seagate Software IMG, including the operating assets, liabilities and interests in subsidiaries, as a contribution of capital. As consideration for the IMG business, Seagate Software IMG issued 75,000,000 shares of its common stock to Seagate Software Holdings. Seagate Software Holdings retained the shares of VERITAS common stock and other non-operating assets.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    The accompanying consolidated and combined financial statements present the consolidated financial position of Seagate Software IMG and its consolidated subsidiaries as of June 30, 2000. These financial statements have been prepared using the historical basis of accounting and are presented as if Seagate Software IMG had existed as an entity separate from Seagate Software Holdings during each of the periods presented. The financial statements include the historical assets, liabilities, revenues and expenses that are directly related to Seagate Software IMG's operations. For all periods prior to November 16, 1999, the consolidated and combined financial statements present the combined historical financial position, results of operations, equity and cash flows of the ongoing IMG business of Seagate Software Holdings and are not necessarily indicative of what the financial position, results of operations, equity or cash flows would have been had Seagate Software IMG been an independent legal entity during the periods presented.

    For certain assets and liabilities of Seagate Software Holdings that were not specifically identifiable with the IMG business, estimates were used to allocate assets and liabilities to Seagate Software IMG by applying methodologies management believed to be appropriate.

    The statements of operations include all revenues and costs attributable to Seagate Software IMG, including allocations of certain corporate administration, finance and management costs. Such costs were proportionately allocated to the IMG business based on detailed inquiries and estimates of time incurred by Seagate Software Holdings corporate marketing and general and administrative departmental managers. In addition, certain of Seagate Software Holdings operations were previously shared locations involving activities that pertained to the IMG business as well as to the NSMG business of Seagate Software Holdings. Costs incurred in shared locations were allocated based on specific identification, or where specific identification was not possible, such costs were allocated between the IMG business and the NSMG business using methodologies that management believed were reasonable.

    Seagate Software IMG operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 2000 ended on June 30, 2000, fiscal 1999 ended on July 2, 1999 and fiscal 1998 ended on July 3, 1998. Fiscal 2000 and 1999 were comprised of 52 weeks and fiscal 1998 was comprised of 53 weeks. Fiscal 2001 will be a 52-week year and will end on June 29, 2001.

2. Economic Dependence on Seagate Technology

    On July 4, 2000, Seagate Software IMG, Seagate Software Holdings and Seagate Technology renewed the Revolving Loan Agreement dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software IMG's working capital needs and operating activities. The Revolving Loan Agreement provides for maximum outstanding borrowings of up to $60.0 million and is renewable on July 4, 2001. The loan is payable or receivable upon termination of the agreement. As of June 30, 2000, the Revolving Loan balance was a net receivable from Seagate Technology and its affiliates of $25.7 million. The net receivable arose largely as a result of offsetting amounts due from Seagate Technology under a Tax Allocation Agreement for income tax loss benefits utilized by Seagate Technology relative to Seagate Software IMG's tax loss position (see note 11). The loan balance is presented on the balance sheet as a net receivable or net payable in accordance with the terms of the loan agreement. As of July 2, 1999, borrowings from Seagate Technology and its affiliates were $16.5 million. Beginning in fiscal 1999, interest was charged on a monthly basis at the LIBOR rate plus 2% per annum (7.85% average rate for fiscal 2000) on balances outstanding. Prior to fiscal 1999, Seagate Software IMG previously paid interest at 6%. Interest income and expense as presented in the statement of operations primarily relates to interest on the revolving loan.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    Seagate Software IMG has incurred net losses during the three year period ended June 30, 2000. To the extent future cash flows from operations and borrowings under the existing loan agreement with Seagate Technology are not sufficient to fund Seagate Software IMG's working capital deficit and planned activities during the next 12 months, additional funding will be available at a reasonable cost from Seagate Technology.

3. Significant Accounting Policies

    Accounting Estimates. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

    Foreign Currency Translation. The functional currency for most of Seagate Software IMG's foreign operations is the local currency. In such cases, assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenues and expenses are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in other expenses. For those foreign operations whose functional currency is the U.S. dollar, financial results are translated using a combination of current and historical exchange rates and any translation adjustments are included in net earnings, along with all transaction gains and losses for the period.

    Revenue Recognition. Licensing revenues are derived from sales of software licenses. Maintenance, support and services revenues consist of technical support, training, consulting and maintenance.

    Seagate Software IMG recognizes revenue in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2" and by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions." These amendments deferred and then clarified, respectively, the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement. Seagate Software IMG adopted the provisions of SOP 97-2 and SOP 98-4 as of the beginning of fiscal year 1999 and adopted SOP 98-9 as of the beginning of fiscal year 2000.

    SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence ("VSOE"). Where such evidence of fair value for each element of the arrangement does not exist, Seagate Software IMG defers all revenue from the arrangement until such time that evidence of fair value does exist for the undelivered elements or until all elements of the arrangement are delivered, subject to certain exceptions set forth in SOP 97-2.

    Seagate Software IMG generally recognizes licensing revenues, whether sold direct or through resellers, upon product delivery, provided persuasive evidence of an arrangement exists, fees are fixed or determinable and the resulting receivable is deemed collectible by management. In instances where payments are subject to extended payment terms, revenue is deferred until the earlier of the date when payments become due or the payment is received. When an acceptance period is specified in an arrangement, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

    Seagate Software IMG's policy is to defer revenues on sales to distributors or resellers, if resale contingencies exist. Some of the factors that are considered to determine the existence of such contingencies

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

include payment terms, collectibility and history with the distributor or reseller. Product returns are reserved for in accordance with SFAS 48 and are estimated based on historical return rates. Seagate Software IMG considers other factors such as fixed or determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48.

    Revenues from technical support and maintenance are recognized ratably over the term of the arrangement, generally one year. Revenues from training and consulting are recognized as the services are performed.

    Deferred revenue represents amounts from customers under certain license, maintenance and service arrangements for which the revenue earnings process has not been completed. These amounts relate primarily to provision of technical support and maintenance, arrangements with future deliverables and arrangements where specified customer acceptance has not occurred.

    Where software arrangements require Seagate Software IMG to provide consulting services for significant production, modification, or customization of software, or where these services are essential to the functionality of the software, Seagate Software IMG recognizes revenue in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". In these arrangements, both the licensing revenues and consulting services revenues are recognized on the percentage of completion method based on cost inputs.

    Cash Management. Seagate Technology uses a centralized cash management function for all of its domestic operations, including certain domestic operations of Seagate Software IMG. A substantial majority of Seagate Software IMG's cash is from balances maintained by its foreign subsidiaries.

    Cash and Cash Equivalents. Seagate Software IMG considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Seagate Software IMG typically uses available cash in excess of amounts required for operating activities to pay amounts due under the Revolving Loan Agreement. Accordingly, historically Seagate Software IMG has not had significant cash equivalents.

    Fair Value Disclosures. Seagate Software IMG maintains its cash held by its foreign subsidiaries principally with major banks in interest and non-interest-bearing bank accounts. There are no realized or unrealized gains or losses and fair value approximates carrying value for all cash balances as of the periods presented herein. The fair values of accounts receivable balances approximate carrying values.

    Concentration of Credit and Foreign Currency Risk. Financial instruments that potentially subject Seagate Software IMG to significant concentrations of credit risk consist primarily of cash and accounts receivable. Seagate Software IMG places its cash and cash equivalents in high credit quality financial institutions. Year-end cash balances represent both US Dollar and foreign currency deposits, primarily denominated in Canadian Dollar, British Pounds Sterling, Japanese Yen and currencies tied to the Euro. Accounts receivable are derived from revenues earned from customers primarily located in North America and Europe. Seagate Software IMG performs ongoing credit evaluations of its customers and generally does not require collateral. Seagate Software IMG maintains reserves for potential credit losses.

    Overall, Seagate Software IMG's customer base is diverse however, a third-party customer, Ingram Micro, represented 20%, 13% and 14% of Seagate Software IMG's total revenues in fiscal 2000, fiscal 1999 and fiscal 1998, respectively. As a percentage of receivables, amounts outstanding from Ingram Micro represent 22% and 18% of the total receivable balance in fiscal 2000 and fiscal 1999, respectively.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    Inventories. Inventories are stated at the lower of cost (first in, first out method) or market and consist primarily of materials used in software products, related supplies and packaging materials.

    Capital Assets. Property and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets up to ten years. Assets under capital leases and leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining leasehold life.

    Goodwill and Other Intangibles. Goodwill represents the excess of the purchase price of acquired companies over estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over four years. Under SFAS No. 121, the carrying values of long-term assets and intangibles other than developed technology (included in other intangibles) are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that carrying values of long-term assets and other intangibles and associated goodwill will not be recoverable based on projected undiscounted future cash flows, carrying values are reduced to estimated fair values by first reducing goodwill and second by reducing long-term assets and other intangibles.

    Other intangible assets consist of trademarks, assembled workforces, distribution networks and developed technology and customer bases. Amortization of purchased intangibles is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months. In-process research and development without alternative future use is expensed when acquired.

    In addition, Seagate Software IMG assesses the impairment of goodwill not included in the scope of SFAS 121 under Accounting Principles Board Opinion No. 17 ("APB 17"), "Intangible Assets". Write-offs and write-downs to net realizable value of goodwill not included in the scope of SFAS 121 are typically made only when Seagate Software IMG has effectively abandoned and stopped selling virtually all of the products acquired in an acquisition.

    Developed Technology. Seagate Software IMG applies Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" to software technologies developed internally, acquired in business acquisitions and purchased.

    Internal development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established, which for Seagate Software IMG generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of software has been short, capitalization of internal development costs has not been material to date. Capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life (generally 30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues.

    Purchased developed technology is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology and associated goodwill is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeds the undiscounted cash flows the difference is written off.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    Comprehensive Income (Loss). Comprehensive income (loss) includes foreign currency translation gains and losses. Seagate Software IMG has reported the components of comprehensive loss on its consolidated and combined statements of stockholders' equity.

    Stock-Based Compensation. Seagate Software IMG accounts for employee stock-based compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations. Pro forma net income and net income per share are disclosures required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and are included in the Stock Based Benefits Plans--Pro Forma Information note to the consolidated and combined financial statements.

    Income Taxes. The liability method is used in accounting for income taxes. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

4. Accounts Receivable

    Accounts receivable are summarized below, in thousands:

                                                                June
                                                                 30,    July 2,
                                                                2000     1999
                                                               -------  -------
   Accounts receivable........................................ $19,272  $45,574
   Less allowance for non-collection..........................  (1,679)  (1,635)
   Less allowance for returns.................................  (1,015)  (1,212)
                                                               -------  -------
                                                               $16,578  $42,727
                                                               =======  =======

5. Inventories

    During fiscal 2000, product support materials in the amount of $350,000 were written off as obsolete. There were no other revaluations of inventory to the lower of cost or market during fiscal 2000, fiscal 1999 or fiscal 1998.

6. Capital Assets

    Capital assets consisted of the following, in thousands:

                                                Estimated     June 30,  July 2,
                                               Useful Life      2000     1999
                                            ----------------- --------  -------
   Equipment............................... Two to five years $ 19,686  $14,219
   Leasehold improvements.................. Life of lease        3,359    2,665
                                                              --------  -------
                                                                23,045   16,884
   Less accumulated depreciation...........                    (13,697)  (9,591)
                                                              --------  -------
                                                              $  9,348  $ 7,293
                                                              ========  =======

    Depreciation expense was $4.3 million, $3.4 million and $2.6 million in fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

7. Goodwill and Other Intangibles

    Goodwill and other intangibles consisted of the following, in thousands:

                                                             June 30,  July 2,
                                                               2000      1999
                                                             --------  --------
   Goodwill................................................. $  5,771  $  4,700
   Other intangibles:
     Developed technologies.................................   18,492    18,336
     Trademark..............................................    2,284     2,237
     Assembled work force...................................    4,025     4,025
     Customer base..........................................    6,506     6,469
                                                             --------  --------
        Total other intangibles.............................   31,307    31,067
                                                             --------  --------
                                                               37,078    35,767
   Accumulated amortization and write-off...................  (31,792)  (28,555)
                                                             --------  --------
   Goodwill and other intangibles........................... $  5,286  $  7,212
                                                             ========  ========

    Amortization of developed technologies is included in costs of revenues. Cost of revenues includes write-offs to net realizable value of $4.7 million in fiscal 1999 due to Seagate Software IMG's decision not to use previously acquired technology in future periods and to reflect the impairment of certain developed technologies. Seagate Software IMG periodically reviews the net realizable value of developed technologies under the guidance of SFAS 86. Seagate Software IMG compares the estimated undiscounted future cash flows on a product-by-product basis to the unamortized cost of developed technologies and unamortized costs in excess of the estimated undiscounted cash flows are written off.

    Seagate Software IMG also reviews the carrying value of its intangibles to ascertain if there has been any impairment. Amortization of goodwill and other intangibles includes a write-off of $1.5 million in fiscal 1999 due to asset values that have become impaired.

    Seagate Software IMG has capitalized the assembled workforce in most of its acquisitions. When Seagate Software IMG reviews the carrying value of its intangibles, if there remains less than 5% of the original workforce, the related intangible is deemed impaired.

8. Advertising Expense

    Advertising expense included in sales and marketing expense, totaled $10.9 million, $10.7 million and $6.8 million in fiscal 2000, fiscal 1999 and fiscal 1998, respectively. The cost of advertising is expensed as incurred. Seagate Software IMG does not incur any direct response advertising costs.

9. Related Party Transactions

    Seagate Technology has provided substantial services to Seagate Software IMG under a General Services Agreement dated June 28, 1997. The services generally include general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions, among others. Seagate Technology charges Seagate Software IMG for these services through corporate expense allocations. The amount of corporate expense allocations depends upon the total amount of allocable costs incurred by Seagate Technology on behalf of Seagate Software IMG less amounts charged as a specific cost or expense rather than by allocation. Such costs have been proportionately allocated to Seagate Software IMG based on detailed inquiries and estimates of time incurred by Seagate Technology's corporate marketing and general and administrative departmental managers. Allocations charged to Seagate Software

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

IMG's general and administrative expenses were $657,749, $279,848 and $273,870 in fiscal 2000, fiscal 1999 and fiscal 1998, respectively. Allocations charged to Seagate Software IMG's sales and marketing expenses were corporate allocation charges of zero, $288,000 and $307,792 in fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

    The employees of Seagate Software IMG also participate in the Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock of Seagate Technology through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the Purchase Plan, Seagate Software IMG employees purchased 57,245, 35,113 and 39,361 shares of Seagate Technology common stock in fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

    The U.S. employees of Seagate Software IMG also participate in the Seagate Technology tax-deferred savings plan, the Seagate Technology, Inc. Savings and Investment Plan ("the 401(k) plan"). The 401(k) plan is designed to provide qualified employees with an accumulation of funds at retirement. Qualified employees may elect to contribute to the 401(k) plan on a monthly basis. Seagate Software IMG may make annual contributions to the 401(k) plan at the discretion of the Board of Directors. Seagate Software IMG made no material contributions in fiscal 2000, fiscal 1999 or fiscal 1998.

 The June 1999 Seagate Technology Exchange Offer

    On May 28, 1999, Seagate Software Holdings contributed its NSMG business and related assets and liabilities to VERITAS in exchange for shares of VERITAS common stock. In a separate but related transaction on June 9, 1999, Seagate Technology exchanged 5,275,772 shares of Seagate Technology common stock for 3,267,155 shares of Seagate Software Holdings common stock owned by employees, directors and consultants of Seagate Software Holdings and its parent and subsidiaries. The exchange ratio was determined based on the estimated value of Seagate Software Holdings common stock divided by the fair market value of Seagate Technology common stock.

    Seagate Software Holdings recorded the acquisition of its common stock by Seagate Technology as a capital contribution from Seagate Technology. Seagate Software Holdings accounted for the exchange of shares of its common stock outstanding and vested more than six months as the purchase of a minority interest and, accordingly, the fair value of the shares exchanged of $51.8 million was allocated to all the identifiable tangible and intangible assets and liabilities of Seagate Software Holdings. For those shares outstanding and vested less than six months, the fair value of the shares purchased less the original purchase price paid by the employees was recorded as compensation expense. Compensation expense associated with the issuance of Seagate Technology shares amounted to approximately $102.5 million, plus $630,000 in payroll taxes.

    Related to the June 1999 Seagate Technology Exchange Offer, Seagate Software Holdings recorded additional compensation expense of $8.6 million for the purchase of unvested stock options held by certain continuing employees. This amount was not considered a capital contribution from Seagate Technology.

    The consolidated and combined statement of operations for fiscal 1999 included an allocation of compensation expense arising from the June 1999 Seagate Technology Exchange Offer attributable to Seagate Software IMG. Compensation expense was allocated to Seagate Software IMG on the basis of employees specifically identified with the IMG business who participated in the exchange and for those employees of Seagate Software Holdings and Seagate Technology who performed services for the IMG business on the basis of time estimates. Accordingly, Seagate Software IMG recorded $77.5 million of the total compensation expense of $102.5 million related to the June 1999 Seagate Technology Exchange Offer as a capital

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

contribution from Seagate Technology. In addition, both the $630,000 relating to payroll taxes and the $8.6 million compensation expense for the purchase of unvested stock options relate to certain continuing employees of Seagate Software IMG, and therefore both amounts have been reflected as expenses for fiscal 1999.

    The consolidated and combined financial statements of Seagate Software IMG at July 2, 1999 also include an allocation of $5.4 million of the $51.8 million purchase price allocation described above. The allocation to Seagate Software IMG was based on the fair value of the IMG business relative to Seagate Software Holdings. A number of factors were considered in determining the estimated fair value of the IMG business, including historical and projected revenues, earnings and cash flows, as well as other factors and consultations with financial advisors.

    The allocation of the purchase price to the intangible assets of Seagate Software IMG as at June 9, 1999 was as follows:

      Developed technologies........................................ $  686,000
      Trademark.....................................................    158,000
      Assembled work force..........................................    207,000
      In-process research and development...........................    109,000
      Goodwill......................................................  4,700,000
      Deferred tax liability........................................   (412,000)
                                                                     ----------
        Total purchase price allocated.............................. $5,448,000
                                                                     ==========

 The October 1999 Seagate Technology Exchange of Shares

    On October 20, 1999, the stockholders of Seagate Software Holdings approved the merger of Seagate Daylight Merger Corp., a wholly owned subsidiary of Seagate Technology, with and into Seagate Software Holdings. The merger was effected on October 20, 1999. Upon the closing of the merger, Seagate Software Holdings became a wholly owned subsidiary of Seagate Technology. All outstanding options to purchase Seagate Software Holdings common stock were accelerated immediately prior to the merger. In connection with the merger, Seagate Software Holdings minority stockholders and optionees received the right to 3.24 shares of Seagate Technology's common stock per share of Seagate Software Holdings common stock less any amounts due for the payment of the exercise price of unexercised options, if any. Seagate Technology issued 9,124,046 shares of its common stock in connection with the merger.

    Seagate Software Holdings accounted for the exchange of shares of its common stock with Seagate Technology as a capital contribution from Seagate Technology. Seagate Software Holdings accounted for the merger with respect to outstanding Seagate Software Holdings' common stock and options vested more than six months as the purchase of a minority interest and, accordingly, the fair value of the shares exchanged of $19.4 million was allocated to all the identifiable tangible and intangible assets and liabilities of Seagate Software Holdings. For those shares outstanding or options vested less than six months, Seagate Software Holdings recorded the fair value of the shares purchased less the original purchase price paid by the employees as compensation expense of $283.6 million, plus $2.1 million in payroll taxes.

    The consolidated and combined statement of operations for fiscal 2000 includes an allocation of compensation expense arising from the October 1999 Seagate Technology exchange offer. Compensation expense was allocated to Seagate Software IMG on the basis of employees specifically identified with the IMG business and for those employees that performed services for the IMG business, on the basis of time estimates. Accordingly, Seagate Software IMG recorded $239.6 million of the $283.6 million compensation expense

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

related to the October 1999 Seagate Technology exchange of shares as a capital contribution from Seagate Technology. In addition, the $2.1 million of payroll taxes paid relate to Seagate Software IMG employees and therefore the amount is recorded as an expense for fiscal 2000.

    In addition, transaction costs of $877,000 were allocated to Seagate Software IMG as the costs were incurred primarily in connection with the recapitalization and reorganization of Seagate Software IMG.

    The consolidated and combined financial statements of Seagate Software IMG at June 30, 2000 also include an allocation of $1.2 million of the $19.0 million purchase price allocation described above. The allocation to Seagate Software IMG was based on the fair value of the IMG business relative to the fair value of Seagate Software Holdings. A number of factors were considered in determining the estimated fair value of the IMG business, including historical and projected revenues, earnings and cash flows, as well as other factors and consultations with financial advisors.

    The allocation of the purchase price to the intangible assets of Seagate Software IMG as at October 20, 1999 was as follows:

      Developed technologies.......................................  $  156,000
      Trademark....................................................      36,000
      Assembled work force.........................................      47,000
      In-process research and development..........................      25,000
      Goodwill.....................................................   1,071,000
      Deferred tax liability.......................................     (94,000)
                                                                     ----------
        Total purchase price allocated.............................  $1,241,000
                                                                     ==========

10. Restructuring Costs

    During fiscal 2000 Seagate Software IMG incurred $1.3 million of restructuring charges for termination of excess personnel as Seagate Software IMG realigned its resources to better manage and control its business. The charge for excess personnel related to severance and benefits paid to approximately 125 employees who were terminated.

11. Income Taxes

    Seagate Software IMG is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Seagate Software IMG have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which Seagate Software IMG computes hypothetical tax returns as if Seagate Software IMG was not joined in consolidated or combined returns with Seagate Technology. Seagate Software IMG must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay Seagate Software IMG the amount of such refunds. At the end of fiscal 2000 and fiscal 1999 there were $67.0 million and $762,000 of inter-company tax related balances due to Seagate Software IMG from Seagate Technology that were offset against amounts due to Seagate Technology under the Revolving Loan Agreement (note 2).

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    The provision for (benefit from) income taxes consisted of the following:

                                                  For the years ended
                                        ---------------------------------------
                                        June 30, 2000 July 2, 1999 July 3, 1998
                                        ------------- ------------ ------------
                                                     In thousands
   Current Tax Expense (Benefit)
     Federal..........................    $(46,977)     $(3,646)      $1,915
     State............................      (7,440)      (1,694)        (195)
     Foreign..........................    $   (491)     $ 2,814        7,080
                                          --------      -------       ------
        Total Current Tax Expense
          (Benefit)...................    $(54,908)     $(2,526)       8,800
                                          --------      -------       ------
   Deferred Tax Expense (Benefit)
     Federal..........................        (139)          --           --
     State............................          (8)          --           --
     Foreign..........................          --           --           --
                                          --------      -------       ------
        Total Deferred Tax Expense
          (Benefit)...................        (147)          --           --
                                          --------      -------       ------
   Provision for (benefit from) Income
     Taxes............................    $(55,055)     $(2,526)      $8,800
                                          ========      =======       ======

    For purposes of the historical financial statements, the benefit from income taxes has been computed on a separate return basis, except that the tax benefits of certain of Seagate Software IMG's tax losses and credits were recognized by Seagate Software IMG on a current basis if such losses could be utilized by Seagate Technology in its tax returns.

    Loss before income taxes consisted of the following:

                                                   For the years ended
                                         ---------------------------------------
                                         June 30, 2000 July 2, 1999 July 3, 1998
                                         ------------- ------------ ------------
                                                      In thousands
   Domestic.............................   $(274,609)   $(109,095)    $(20,005)
   Foreign..............................      (1,608)      10,194       15,546
                                           ---------    ---------     --------
                                           $(276,217)   $ (98,901)    $ (4,459)
                                           =========    =========     ========

    The pro forma information assuming a tax benefit based on a separate return basis is as follows:

                                                                      For the
                                                                    year ended
                                                                   -------------
                                                                   June 30, 2000
                                                                   -------------
   Loss before income taxes.......................................   $(276,217)
   Provision for (benefit from) income taxes......................        (491)
                                                                     ---------
   Net loss.......................................................   $(275,726)
                                                                     =========

    The income tax benefits related to the exercise of certain employee stock options increased amounts due from Seagate Technology pursuant to the Tax Allocation Agreement and were credited to additional paid-in capital. Such amounts approximated $109,000, $22,000 and $3,000 in fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of Seagate Software IMG's deferred tax assets and liabilities were as follows:

                                                         For the years ended
                                                      --------------------------
                                                      June 30, 2000 July 2, 1999
                                                      ------------- ------------
                                                             In thousands
   Deferred Tax Assets
   Receivable reserves..............................       1,953         1,158
   Inventory valuation accounts.....................         141            68
   Accrued compensation and benefits................         802           523
   Depreciation.....................................          75           (24)
   Accrued expenses not currently deductible........       1,300           (28)
   Goodwill and other intangibles...................      31,754        37,322
   Foreign net operating loss carryforwards.........         855         3,579
   Tax credit carryforwards.........................          --         7,602
   Other............................................       1,421         1,014
                                                        --------      --------
     Total Deferred Tax Assets......................      38,301        51,214
   Valuation allowance..............................     (38,301)      (51,214)
                                                        --------      --------
     Net Deferred Tax Assets........................          --            --
                                                        --------      --------
   Deferred Tax Liabilities
   Goodwill and other intangibles...................         381           234
                                                        --------      --------
   Net Deferred Tax Liabilities.....................    $    381      $    234
                                                        ========      ========

    A valuation allowance has been provided for the deferred tax assets as of the end of fiscal 2000 and fiscal 1999. Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. In addition, the net operating loss and tax credit carryforwards of acquired subsidiaries are subject to further limitations on utilization due to the "change in ownership" provisions of Internal Revenue Code Section 382 and the "separate return limitation year" rules of the federal consolidated return regulations. The valuation allowance decreased by $12.9 million in fiscal 2000 and increased by $13.6 million in fiscal 1999 and $9.0 million in fiscal 1998.

    As of June 30, 2000, Seagate Software IMG had foreign net operating loss carryforwards of approximately $2.8 million that start expiring in fiscal 2004 if not used to offset future taxable income.

    The reconciliation between the provision for (benefit from) income taxes at the U.S. statutory rate and the effective rate are summarized as follows:

                                                  For the years ended
                                        ---------------------------------------
                                        June 30, 2000 July 2, 1999 July 3, 1998
                                        ------------- ------------ ------------
                                                     In thousands
   Provision (benefit) at U.S.
     statutory rate...................    $(95,765)     $(34,615)    $(1,562)
   State income taxes (benefit), net..      (4,191)       (2,371)       (557)
   Foreign income taxes (benefit) in
     excess of the U.S. statutory
     rate.............................       1,229           109       1,816
   Non-deductible compensation
     expense..........................      56,734        18,019         --
   Valuation allowance................     (12,913)       13,631       9,075
   Other individually immaterial
     items............................        (149)        2,701          28
                                          --------      --------     -------
                                          $(55,055)     $ (2,526)    $ 8,800
                                          ========      ========     =======

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

12. Pro Forma Net Loss Per Share.

    Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", requires the disclosure of basic and diluted earnings (losses) per share. Prior to August 24, 1999, Seagate Software IMG had no outstanding share capital. Pro forma basic loss per common share has been computed using the pro forma weighted average number of common stock outstanding during each of the periods presented. Diluted loss per share is computed using the pro forma weighted average number of shares of common stock outstanding during each of the periods presented assuming exercise of options to purchase common stock. Options to purchase common stock were excluded from the computation of diluted net loss per share, as their effect is antidilutive.

    Seagate Software IMG issued 1,000 shares of common stock to Seagate Technology for aggregate proceeds of $1,000 on August 24, 1999. On November 16, 1999, Seagate Software Holdings contributed the IMG business to Seagate Software IMG in exchange for 75,000,000 shares of Seagate Software IMG common stock. The above basic and diluted loss per share calculations have been presented on a pro forma basis as if the 75,001,000 common shares had been outstanding for all periods presented prior to August 24, 1999. Below is a reconciliation of the numerator and denominator used to calculate net loss per share (in thousands, except share and per share data):

                                           June 30,      July 2,      July 3,
                                             2000         1999         1998
                                          -----------  -----------  -----------
Pro forma basic net loss per share
 Numerator:
  Net loss..............................  $  (221,162) $   (96,375) $   (13,259)
 Denominator:
  Pro forma weighted average number of
    common shares outstanding...........   75,001,391   75,001,000   75,001,000
Pro forma net loss per share--basic.....  $     (2.95) $     (1.28) $     (0.18)
                                          ===========  ===========  ===========
Pro forma diluted net loss per share
  computation
 Numerator:
  Net loss..............................  $  (221,162) $   (96,375) $   (13,259)
 Denominator:
  Pro forma weighted average number of
    common shares outstanding...........   75,001,391   75,001,000   75,001,000
  Incremental common shares attributable
    to exercise of outstanding options
    and shares subject to repurchase
    (assuming proceeds would be used to
    purchase treasury stock)............           --           --           --
                                          -----------  -----------  -----------
                                           75,001,391   75,001,000   75,001,000
                                          -----------  -----------  -----------
Pro forma net loss per share--diluted...  $     (2.95) $     (1.28) $     (0.18)
                                          ===========  ===========  ===========

13. Stockholders' Equity

    Seagate Software IMG's authorized capital stock consists of 150,000,000 shares of common stock, $0.001 par value per share. No dividends have been declared or paid to date by Seagate Software IMG.

    1999 and 2000 Stock Option Plans. The Seagate Software IMG 1999 and 2000 Stock Option Plans ("IMG Plans") provides for the issuance of incentive and nonstatutory stock options to employees, directors and consultants of Seagate Software IMG, its parent and subsidiaries. As of June 30, 2000, Seagate Software

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

IMG had reserved 22,500,000 shares under the 1999 Stock Option Plan. Options granted under this Plan are granted at fair market value, expire ten years from the date of the grant and vest over 48 months, with 25% vesting on the first anniversary of the date of grant. As of June 30, 2000, Seagate Software had reserved 200,000 shares under the 2000 Stock Option Plan. Options granted under this Plan are granted at fair market value, expire ten years from the date of grant and become fully vested and exercisable immediately prior to a merger or asset sale, other than the sale of Seagate Technology described in Note 19, or on the date upon which Seagate Software IMG's initial public offering is declared effective by the United States Securities and Exchange Commission.

    Prior to fiscal 2000, employees, directors and consultants of Seagate Software IMG participated in Seagate Software Holdings' 1996 Stock Option Plan (the "Holdings Plan"). Under the Holdings Plan, incentive or nonstatutory stock options were issued to employees, directors and consultants of Seagate Software Holdings, its parent and subsidiaries. Seagate Software Holdings had reserved a total of 16,600,000 shares under the plan. Options granted under the Holdings Plan were granted at fair market value, expired 10 years from the date of the grant and vested equally over 48 months. During fiscal 1999, certain of these options were exchanged for Seagate Technology common stock, (see note 9), and in October 1999, the remaining options outstanding were accelerated, vested in full and exercised. In connection with the merger of Seagate Software Holdings and Seagate Daylight Merger Corp., the Holdings Plan was terminated. The SFAS 123 pro forma information disclosed below for fiscal 1999 and fiscal 1998 were based on the Holdings Plan.

    Following is a summary of stock option activity from the inception of the Seagate Software IMG stock option plans through fiscal 2000:

                                                       Options Outstanding
                                                  ------------------------------
                                                    Number of
                                                  Common Shares Weighted Average
                                                    Issuable     Exercise Price
                                                  ------------- ----------------
      Balance at July 2, 1999...................            0         0.00
        Granted.................................    9,501,899         4.00
        Exercised...............................       (1,050)        4.00
        Canceled................................     (712,520)        4.00
                                                    ---------
      Balance at June 30, 2000..................    8,788,329         4.00
                                                    =========

    Options available for grant were 13,910,621 as of the end of fiscal 2000. The following tables summarize information about options outstanding at June 30, 2000.

                                                                Exercisable
                            Options Outstanding                   Options
                -------------------------------------------- ------------------
                                   Weighted Average Weighted           Weighted
                                      Remaining     Average            Average
                Exercise Number of Contractual Life Exercise Number of Exercise
                 Price    Shares      (in years)     Price    Shares    Price
                -------- --------- ---------------- -------- --------- --------
                 $4.00   8,788,329       9.54        $4.00    40,600    $4.00
                         ---------                            ------
Total..........  $4.00   8,788,329       9.54        $4.00    40,600    $4.00
                         =========                            ======

    Pro Forma Information. In October 1995, the Financial Accounting Standards Board issued SFAS 123. SFAS 123 provides an alternative to APB 25 and requires additional disclosures. Seagate Software IMG has elected to follow APB 25 in accounting for stock options granted. Under APB 25, Seagate Software IMG generally recognized no compensation expense with respect to such options.

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    SFAS 123 requires Seagate Software IMG to present pro forma information regarding net income and earnings per share for stock options granted after June 30, 1995 as if Seagate Software IMG had accounted for its stock options under the fair value method of SFAS 123. The fair value of Seagate Software IMG's stock options was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because Seagate Software IMG's stock options granted to employees have characteristics significantly different from those of exchange-traded options (and are not fully transferable) and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

    The fair value of Seagate Software IMG's stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                           Seagate Software IMG Incentive        Seagate Technology Employee
                              Stock Option Plan Shares           Stock Purchase Plan Shares
                         ----------------------------------- -----------------------------------
                         Fiscal 2000 Fiscal 1999 Fiscal 1998 Fiscal 2000 Fiscal 1999 Fiscal 1998
                         ----------- ----------- ----------- ----------- ----------- -----------
Expected life (in
  years)................    1.97        3.31        3.67         .50         .50         .56
Risk-free interest
  rate..................    6.2%        5.2%        5.7%        5.7%        4.6%        5.5%
Volatility..............     .95         .68         .55         .78         .80         .63

    The weighted average fair value of stock options granted under Seagate Software IMG's 1999 Stock Option Plan was $2.83 per share. The weighted average fair value of shares granted under the Purchase Plan were $11.47, $10.18 and $12.03 per share in fiscal 2000, fiscal 1999 and fiscal 1998, respectively. The weighted average purchase price of shares granted under the Purchase Plan was $23.38, $22.72 and $26.99 per share in fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options was amortized over the options' vesting period (for stock options) and over the six-month purchase period for stock purchases under the Purchase Plan. Seagate Software IMG's pro forma information follows, in thousands:

                                                 For the years ended
                                       ---------------------------------------
                                       June 30, 2000 July 2, 1999 July 3, 1998
                                       ------------- ------------ ------------
   Net Loss...........................   $(225,973)    $(96,956)    $(14,319)
   Pro forma net loss per common
     share............................   $   (3.01)    $  (1.29)    $  (0.19)

    The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years as no shares were issued under the IMG Plan prior to November 1999.

14. Business Segment and Geographic Information

    Seagate Software IMG adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", in fiscal 1999. SFAS 131 establishes standards for reporting information about operating segments.

    Seagate Software IMG operates in a single industry segment, enterprise information management. Seagate Software IMG's products and services are sold worldwide, through direct, OEM and distributor channels. Within the segment, the chief operating decision maker, Seagate Software IMG's chief executive

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

officer, evaluates the performance of the business based upon revenues from product and services, revenues by geographic regions and revenues by product channels. The chief executive officer does not receive discrete financial information about asset allocation, expense allocation or profitability from the business products or maintenance, support and services.

    Product and services revenues (in thousands):

                                                   For the years ended
                                         ---------------------------------------
                                         June 30, 2000 July 2, 1999 July 3, 1998
                                         ------------- ------------ ------------
   Licensing revenues..................    $ 74,182      $ 92,013     $ 81,246
   Maintenance, support and other......      52,336        49,744       34,706
                                           --------      --------     --------
     Total revenues....................    $126,518      $141,757     $115,952
                                           ========      ========     ========

    Geographic revenues (in thousands)(1),(2):

                                                   For the years ended
                                         ---------------------------------------
                                         June 30, 2000 July 2, 1999 July 3, 1998
                                         ------------- ------------ ------------
   United States.......................    $ 83,080      $ 86,945     $ 78,932
   Europe..............................      28,570        38,625       25,760
   Other...............................      14,868        16,187       11,260
                                           --------      --------     --------
     Total revenues....................    $126,518      $141,757     $115,952
                                           ========      ========     ========

    Channel revenues (in thousands):

                                                         For the years ended
                                                      --------------------------
                                                      June 30, July 2,  July 3,
                                                        2000     1999     1998
                                                      -------- -------- --------
   Direct............................................ $ 74,760 $ 85,773 $ 69,908
   Distribution......................................   40,985   44,299   38,953
   OEM...............................................   10,773   11,685    7,091
                                                      -------- -------- --------
     Total revenues.................................. $126,518 $141,757 $115,952
                                                      ======== ======== ========

    Long-lived assets (in thousands)(3):

                                                                  June
                                                                   30,   July 2,
                                                                  2000    1999
                                                                 ------- -------
   United States...............................................  $ 6,154 $ 8,347
   Canada......................................................    7,254   4,904
   Other.......................................................    1,226   1,254
                                                                 ------- -------
     Total long-lived assets...................................  $14,634 $14,505
                                                                 ======= =======
                                                                  June
                                                                   30,   July 2,
                                                                  2000    1999
                                                                 ------- -------
   Total long-lived assets.....................................  $14,634 $14,505
   Other assets, including current.............................   56,646  65,315
                                                                 ------- -------
     Total assets..............................................  $71,280 $79,820
                                                                 ======= =======

  --------
    (1)Revenues are attributed to geographic regions based on the location of the customer.
    (2)Europe includes South Africa and the Middle East.
    (3)Reconciliation to total assets reported (in thousands).

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    In fiscal 2000, fiscal 1999 and fiscal 1998, revenues from one third-party customer, Ingram Micro, accounted for more than 10% of consolidated revenues for a total of $25.3 million, $18.3 million and $16.8 million, respectively.

15. New Accounting Pronouncements

    In June 1998, FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB No. 133" to defer the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. Seagate Software IMG is still assessing the impact of SFAS 133 on its consolidated results of operations, financial position and cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. All registrants are expected to apply the accounting and disclosures described in SAB 101. Seagate Software IMG is required to adopt SAB 101 in the fourth quarter of fiscal 2001, retroactive to the beginning of the year. Seagate Software IMG is still assessing the impact of SAB 101 on its consolidated results of operations, financial position and cash flows.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective fiscal years commencing July 1, 2000. The impact of FIN 44 is not anticipated to be material when adopted.

16. Commitments

    Leases. Seagate Software IMG leases its property, facilities and equipment under non-cancelable lease agreements. Facility leases expire at various dates through 2007 and contain various provisions for rental adjustments. The leases require Seagate Software IMG to pay property taxes, insurance and normal maintenance costs. Seagate Software IMG also occupies certain facilities owned by Seagate Technology. Future minimum payments for operating leases were as follows at June 30, 2000, in thousands:

                                                Operating
                                                 Leases
                                                ---------
            2001...............................  $ 5,506
            2002...............................    4,812
            2003...............................    4,080
            2004...............................    3,423
            2005...............................    2,365
            After 2005.........................    2,418
                                                 -------
                                                 $22,604
                                                 =======

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    Total rent expense for all facility equipment operating leases was approximately $5.7 million, $5.7 million and $3.2 million for fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

    Non-cancelable Capital Obligations. As of June 30, 2000 there were no outstanding non-cancelable capital obligations.

    Canadian Registered Retirement Savings Program. In January 1999, Seagate Software IMG began sponsoring a tax deferred registered retirement savings program for its Canadian employees. Employees voluntarily contribute to registered retirement savings accounts and Seagate Software IMG contributes 50% of the amounts contributed by the employees, up to a maximum of $1,667 (CAD $2,500) per employee or 6% of the individual employee's salary, whichever is less. Expenses related this program were $530,000 in fiscal 2000 and $215,000 in fiscal 1999.

17. Contingencies

    Legal Proceedings. We are subject to litigation arising in the ordinary course of our business. While we believe that the ultimate outcome of these actions will not have a material adverse effect on us, the outcome of these actions is not determinable and negative outcomes may adversely effect our financial position, liquidity, or results of operations.

    On November 10, 1997, Vedatech Corporation ("Vedatech") commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd. claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of our products (the "Complaint") and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. We have hired local counsel in the U.K., reviewed documents, conducted interviews and participated in the discovery process. On August 22, 2000, Vedatech requested and obtained permission from the court to amend its action to include claims for unjust enrichment, unlawful interference and quantum merit. Discovery is ongoing. The court has expressed its intent to set the matter for trial between April 1 and June 30, 2001. We believe the Complaint has no merit and intend vigorously to defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on our liquidity, financial position or results of operations.

18. Supplemental Cash Flow Information

                                                         For the years ended
                                                       ------------------------
                                                       June 30, July 2, July 3,
                                                         2000    1999    1998
                                                       -------- ------- -------
                                                            (In thousands)
      Cash Transactions:
        Cash paid for interest.......................   $1,481  $   128 $  253
        Cash paid for income taxes, net of refunds...   $1,045  $12,951 $6,756

19. Pending Seagate Technology "Going Private" Transaction

    On March 29, 2000, Seagate Technology, Seagate Software Holdings and Suez Acquisition Company (Cayman) Limited ("SAC"), an entity affiliated with, among others, Silver Lake Partners and Texas Pacific Group, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") and Seagate Technology, VERITAS and a wholly owned subsidiary of VERITAS entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement").

          SEAGATE SOFTWARE INFORMATION MANAGEMENT GROUP HOLDINGS, INC.

    Under the Stock Purchase Agreement, SAC has agreed to purchase for cash, all of the operating assets of Seagate Technology and its consolidated subsidiaries, including Seagate Technology's disc drive, tape drive and software businesses and operations, including Seagate Software IMG and certain cash reserves.

    The Merger and Reorganization is expected to close in the second quarter of fiscal 2001, subject to shareholder approval, funding of certain debt commitments and clearance by the United States Securities and Exchange Commission, as well as other customary closing conditions. Upon completion of the transaction the 75,001,000 common shares of Seagate Software IMG, currently held by Seagate Software Holdings will be held by SAC.

    If the transaction is consummated, it will result in a change of control of Seagate Software IMG, which may require pushdown accounting. Seagate Software IMG may be required to reflect the fair value of its tangible and intangible assets and liabilities as at the date of the transaction. In addition, a majority of the assets of Seagate Software IMG, along with certain other assets of Seagate Technology, will be pledged as a guarantee for debt issued to finance the transaction. Further, the Tax Allocation Agreement between Seagate Technology and Seagate Software IMG will be terminated at the date of the transaction, and Seagate Technology and Seagate Software IMG will no longer file federal income tax returns on a consolidated basis.